Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

among

Satmex International Coöperatieve U.A.

and

Intenal Mexicana, S.A.P.I. de C.V.

and

the other stockholders signatories hereto,

as the Sellers,

and

Satélites Mexicanos, S.A. de C.V.,

as the Company,

and

Satmex International B.V.,

as Dutchco,

Holdsat Mexico, S.A.P.I. de C.V.,

as Mexico Holdings,

and

Eutelsat SA,

as Buyer,

and

the Sellers’ Representative named herein

Dated as of July 30, 2013

i

ii

Annex A-1	Amended and Restated Bylaws of the Company

Annex A-2	Amended and Restated Bylaws of Mexico Holdings

Annex B-1	Ownership of Company’s shares after effectiveness of Amended and Restated Bylaws

Annex B-2	Ownership of Mexico Holdings’ shares after effectiveness of Amended and Restated Bylaws

iii

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of July 30, 2013 (the “Execution Date”), among Satmex International Coöperatieve U.A., a Netherlands cooperative (“Dutch Coop”), Intenal Mexicana, S.A.P.I. de C.V., a Mexican sociedad anónima promotora de inversion de capital variable (“Intenal”), Alejandro Sainz Orantes, an individual (“Orantes”), Centerbridge Capital Partners SBS (Cayman), L.P., a Cayman Islands limited partnership (“SBS”), EJA Holdings Ltd., a British Virgin Islands company limited by shares (“EJA”, and together with Dutch Coop, SBS, Orantes and Intenal, each a “Seller” and collectively the “Sellers”), Satmex International B.V., a Netherlands company with limited liability (“Dutchco”), Holdsat Mexico, S.A.P.I. de C.V., a sociedad anónima promotora de inversión de capital variable (“Mexico Holdings”), Satélites Mexicanos, S.A. de C.V., a sociedad anónima de capital variable (the “Company”), Eutelsat SA, a French société anonyme (“Buyer”), and Jared Hendricks, in his capacity as the Sellers’ Representative (the “Sellers’ Representative”).

RECITALS

A. The Sellers own 100% of the issued and outstanding Shares (as defined below).

B. The Sellers wish to sell to Buyer, and Buyer wishes to purchase from the Sellers, directly or indirectly, the Shares on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“Acquired Companies” means (i) the Company and each of its Subsidiaries, (ii) Dutchco and (iii) Mexico Holdings.

“Action” means any claim, action, suit, arbitration, audit or proceeding by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliated Group” means an affiliated group of corporations within the meaning of Title II, Chapter VI of the Ley del Impuesto Sobre la Renta (the Mexican income tax law) or any similar provision of state, local or foreign Law.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City, New York, the city of Mexico, Federal District, Mexico, Paris, France or Amsterdam, the Netherlands.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Satellite” means a satellite owned by the Company or any of its Subsidiaries as of the date of this Agreement.

“Company TAA” means each Technical Assistance Agreement relating to the Company Satellites to which the Company or any of its Subsidiaries is a party.

“Concessions” means any and all of the concessions granted by a Mexican Governmental Authority to the Company or any of its Subsidiaries, as in effect on the date of this Agreement, including, without limitation, all orbital concessions and all property concessions and all amendments, supplements, reinstatements, extensions, renewals and replacements thereof in effect on the date of this Agreement.

“Confidentiality Agreement” means the letter agreement by and between the Company and Buyer dated May 28, 2013.

“Contract” means, with respect to any Person, any agreement, contract, lease, license, arrangement or understanding to which or by which such Person is legally bound.

“control”, including the terms “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management, policies, affairs or actions of a Person, whether through the ownership of voting securities, as trustee, executor or beneficiary, as general partner or managing member, by Contract or otherwise.

“DDTC” means the United States Department of State Directorate of Defense Trade Controls.

“Dutchco Shares” means 1,800,000 ordinary shares, par value €0.01 per share, of Dutchco.

“Encumbrance” means any charge, claim, mortgage, usufructo, lien, option, pledge, security interest, third party right, assignment, hypothecation, attachment (beslagen; embargo) or encumbrance, or other agreement or arrangement that has the same or a similar effect to the granting of security or of any similar right of any kind (including any conditional sale or other title retention agreement), or any other limitation of ownership (whether recorded or not before the applicable Registro Público de la Propiedad, Registro Público de Comercio, Registro Único de Garantías, Registro de Telecomunicaciones or Instituto Mexicano de la Propiedad Industrial) or restriction of any kind.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.

“Governmental Authority” means any Mexican, United States or other international, national, federal, state, municipal or local governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body (including the ITU) or other entity exercising executive, legislative, judicial, regulatory or administrative powers or functions of government, including supra-national and self-regulatory organizations.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) under capital leases as determined in accordance with GAAP, (iv) for the deferred purchase price of goods or services (other than trade payables or accrued expenses in the ordinary course of business consistent with past practice), (v) upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (vi) under conditional sale or other title retention agreements relating to any property purchased by such Person, and (vii) under interest rate, currency or commodity derivatives or hedging transactions, (b) with respect to reimbursement for draws made on letters of credit or performance bonds issued for the account of such Person (c) all obligations of others secured by an Encumbrance, other than a Permitted Encumbrance, on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, or (d) all obligations of such Person in the nature of guarantees, or having the economic effect of a guarantee by such Person, of the obligations described in clauses (a) through (c) above of any other Person; provided, however, that “Indebtedness” shall not include any intercompany indebtedness between or among any of the Acquired Companies or Taxes.

“Indenture” means the indenture by and between Satmex Escrow, S.A. de C.V. and Wilmington Trust FSB, as trustee, dated as of May 5, 2011, as amended and supplemented from time to time, and assumed by the Company pursuant to the Supplemental Indenture dated as of May 26, 2011, as amended and supplemented from time to time.

“Intellectual Property” means (i) trade names, trademarks and service marks, trade dress and similar rights, and applications to register any of the foregoing, (ii) domain names, (iii) patents and patent applications, (iv) copyrights (whether registered or unregistered) and applications for copyright registration, (v) proprietary rights in Software, (vi) proprietary rights in Internet Web sites, (vii) Trade Secrets, and (viii) all other intellectual property rights and registrations and applications for registration thereof.

“ITAR” means the United States International Traffic in Arms Regulations (22 C.F.R. §§ 120-130).

“Knowledge” means (i) with respect to the Company, the actual (but not constructive or imputed) knowledge after due inquiry of Patricio Ernesto Northland, Juan Antonio García Gayou Facha, Javier A. Recio, Clemente Humberto Cabello Alcérreca, Verónica Calvillo Alvarez, Maria Fernanda Ramo Reynoso or Dionisio Manuel Tun Molina, as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate), (ii) with respect to Dutchco, the actual (but not constructive or imputed) knowledge after due inquiry of Ingrid Jennifer Maria Mulder, Marcus Jacobus Maria Hollander or Hendrikus Zuidema as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate) and (iii) with respect to Mexico Holdings, the actual (but not constructive or imputed) knowledge after due inquiry of Orantes or Josiah Meyer Rotenberg as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate)

“Law” means any constitution, treaty, statute, law, ordinance, regulation, rule, code, Mexican official norm, injunction, judgment, decree or order of any Governmental Authority.

“Leased Real Property” means the real property leased by the Company or any of its Subsidiaries, in each case, as lessee, sublessee or assignee, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights, options and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

“Material Adverse Effect” means any event, circumstance, change, occurrence or effect that, individually or in the aggregate, has caused a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent any such effect results from (1) general changes or developments in any of the industries in which the Company or any of its Subsidiaries operate, (2) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political, geopolitical or market conditions or in national or global financial markets, (3) earthquakes or other natural disasters, (4) any change in any applicable Laws, GAAP (or other accounting standards applicable to the Company or any of its Subsidiaries) or applicable accounting regulations or principles or interpretations thereof, (5) the announcement or pendency of this Agreement or the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement or pendency of this Agreement or the transactions contemplated hereby or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (6) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case that is required by this Agreement, (7) any actions taken (or omitted to be taken) at the written request of Buyer, (8) any failure by the Company to meet any internal projections, forecasts or revenue or earnings predictions, (9) any adverse change in or effect on the business of the Company or any of its Subsidiaries that is cured prior to the Closing, (10) the failure of Buyer to consent to any of the actions contemplated in Section 7.1 following a request for such consent, except if it would not be unreasonable for the Buyer to refuse to give its consent, (11) any matter set forth in the Disclosure Schedules or the Company SEC Documents, (12) any actions taken by Buyer or any of its Affiliates, (13) the identity of, or facts or circumstances relating to Buyer or any of its Affiliates, (14) any change or prospective change in the Company’s credit ratings, or (15) any loss or failure of Satmex 6 or Satmex 8 or any subsystem thereon that does not constitute a Satellite Material Adverse Change; provided that to the extent any change described in clauses (1), (2) and (4) has a materially disproportionate effect on or causes a materially disproportionate change to the business, financial condition, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole, relative to other affected Persons in similar lines of business, such change shall be deemed to be a Material Adverse Effect.

“Mexican Tax Laws” means the federal fiscal code, the income tax law, the flat tax law, the value added tax law, the excise tax on production and services law, the cash deposits tax law, the Laws relating to Tax of the state or municipality where real estate is located in Mexico, the import and export taxes law, the customs law, the excise tax law, the federal fees law and their respective rules and regulations thereunder and any related or subsequent legislative or administrative enactment thereof.

“Mexico” means the United Mexican States.

“Mexico Holdings Series A Shares” means, collectively, (i) the common, nominative Class I shares, par value of Mx$1, representing the fixed portion of the capital stock of Mexico Holdings designated as Series A shares and (ii) the common, nominative Class II shares, par value of Mx$1, representing the variable portion of the capital stock of Mexico Holdings designated as Series A shares, and, in each case, such other shares representing the capital stock of Mexico Holdings exchanged therefor.

“MIRA” means the Master Investor Rights Agreement dated as of May 26, 2011 by and among Dutch Coop, Dutchco, Mexico Holdings, the Company and the other persons party thereto, as amended.

“Permitted Encumbrance” means (i) statutory liens for Taxes not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established, (ii) any statutory Encumbrance arising in the ordinary course of business by operation of applicable Law with respect to an obligation or liability that is not yet due or delinquent (including Encumbrances or surety bonds securing the performance of bids, government contracts, Concessions, trade contracts, leases or statutory obligations), (iii) zoning, building codes, entitlement, conservation restriction and other land use and environmental regulations by any Governmental Authority, (iv) exceptions, restrictions, covenants, easements, minor imperfections of title, charges, rights-of-way and other similar Encumbrances affecting real property, (v) Encumbrances that do not, and would not reasonably be expected to, individually or in the aggregate, materially interfere with the present use, or materially detract from the value, of the properties, rights or assets of the Company or any of its Subsidiaries upon which such Encumbrances exist, (v) the interests of the lessors and sublessors of any leased real property, (vi) Encumbrances created pursuant to any Security Document (as such term is defined in the Indenture, (vii) Encumbrances incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security regulations, (viii) any conditions that may be shown by a current survey or physical inspection with respect to real property that do not individually or in the aggregate materially interfere with the present use thereof, (ix) any licenses in Intellectual Property granted in the ordinary course of business, (x) gaps in the chain of title for Intellectual Property evident from the public records of the Governmental Authority maintaining the applications or registrations therefor, (xi) Encumbrances under applicable securities Laws (other than resulting from a breach thereof) and (xii) any joint and several liability (hoofdelijke aansprakelijkheid), including any netting or set-off, as a result of the existence of a fiscal unity for Dutch Tax purposes (fiscale eenheid) of which Dutchco is or has been a member.

“Person” means an individual, corporation, civil enterprise, variable capital corporation, partnership, limited liability company, limited liability partnership, business trust, joint stock company, syndicate, natural person, joint venture, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Representatives” means, with respect to any Person, the officers, directors, employees, agents, accountants, advisors, attorneys, bankers and other representatives of such Person.

“Satmex Series B Shares” means the common, nominative Class II shares, no par value, of the Company designated as Series B shares, and any other shares representing the capital stock of the Company exchanged therefor.

“Satmex Series N Shares” means the common, nominative Class II shares, no par value, of the Company designated as Series N shares, and any other shares representing the capital stock of the Company exchanged therefor.

“SEC” means the U.S. Securities and Exchange Commission.

“Shares” means (i) the Dutchco Shares, (ii) the Mexico Holdings Series A Shares, (iii) the issued and outstanding Satmex Series B Shares and Satmex Series N Shares that are owned beneficially and of record by SBS and (iv) the issued and outstanding Satmex Series B Shares and Satmex Series N Shares that are owned beneficially and of record by EJA.

“Software” means all computer software, including, without limitation, application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

“Subsidiary” means, with respect to any Person, any other Person of which at least 50% of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person.

“Tax” means any and all federal, state, local or foreign taxes that are imposed by any Tax Authority, including income, profits, gross receipts, estimated, payroll, employment, excise, severance, stamp, occupational, profit sharing, premium, windfall profit, customs, capital stock, capital gains, franchise, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, ad valorem, value added, registration, alternative, or add-on minimum (including all interest and penalties thereon and additions thereto). The terms “Taxes”, “Taxable” and “Taxation” have correlative meanings.

“Tax Agreement” means, with respect to any Person, any sharing, allocation, indemnification or similar agreements under which such Person could be liable for any Taxes or other claims of any other Person other than any such agreement contained in any financing arrangement or ordinary course contract not primarily related to Tax matters.

“Tax Authority” means the United States Internal Revenue Service, the Secretaría de Hacienda y Crédito Público (the Ministry of Finance and Public Credit of Mexico), including the Servicio de Administración Tributaria (Revenue Administration Service of Mexico), the Belastingdienst (the Dutch Tax Administration) and any other Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Tax Law” means all currently applicable Laws relating to or regulating the assessment, determination, collection, or imposition of Tax.

“Tax Proceeding” means any audit, review, demand, claim, assessment, examination, action or proceeding by any Tax Authority with respect to any Tax or Tax Return.

“Tax Return” means any return, report, declaration, form, information return, schedule or statement or any amendment of the foregoing relating to Taxes.

“Telesat Transponders” shall mean: (i) for Satmex 5, those transponders nominally designated 15K, 21K and 23K (36 MHz /132 Watts /Ku-band); and (ii) for Satmex 6, those transponders nominally designated 21C y 23C (36 MHz /47 Watts /C-band) and 16K and 18K (36 MHz /2x 125 Watts / Ku-band).

“Trade Secrets” means all inventions, processes, designs, formulae, trade secrets, know-how, ideas, research and development, data, databases and confidential information.

“Transponder” means, individually, those sets of equipment within the communications subsystem of a Company Satellite that provide a discrete path to receive communications signals from Earth, translate and amplify such signals, and transmit them to Earth (excluding the Telesat Transponders).

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location

Agreement	Preamble
Balance Sheet Date	5.5(d)
Buyer	Preamble
Closing	2.2(a)
Closing Date	2.2(a)
Commercially Sensitive Information	5.18(b)
Company	Preamble
Company SEC Documents	5.5(a)
Company’s Existing and Planned Networks	5.14(d)(i)
Credit Suisse	3.6
Disclosure Schedules	Article III
Dutch Coop	Preamble
Dutchco	Preamble
Dutchco Transaction	2.1(a)(i)
EJA	Preamble
Employee Plans	5.9(a)

Definition	Location

Environmental Claim	5.16(d)(i)
Environmental Laws	5.16(d)(ii)
Environmental Permits	5.16(d)(iii)
Equity Purchase Price	2.1(b)
Exchange Act	5.5(a)
Execution Date	Preamble
Firm	11.17
Goldman	3.6
Intenal	Preamble
Interim Financial Statements	5.5(c)
ITU	5.14(b)
Material Contracts	5.17(a)
Mexican Business Day	2.2(c)
MIFR	5.14(d)(ii)
Mexico Holdings	Preamble
Mexico Holdings – Intenal Transaction	2.1(a)(ii)
Mexico Holdings – Orantes Transaction	2.1(a)(iii)
Mexico Holdings Transactions	2.1(a)(iii)
Opening Balance Sheet	7.10(f)
Orantes	Preamble
Owned Intellectual Property	5.13(a)
Permits	5.7(b)
Potential Transaction	7.9
Sarbanes-Oxley Act	5.5(a)
Satellite Health Data	5.14(a)
Satmex – EJA Transaction	2.1(a)(v)
Satmex – SBS Transaction	2.1(a)(iv)
SBS	Preamble
Securities Act	5.5(a)
Sellers	Preamble
Sellers’ Representative	Preamble
SMVS	7.7(d)
Tax Indemnitees	2.1(d)
Tax Liability	7.10(e)
Tax Matter	7.10(h)(i)
Termination Date	9.1(c)
Transactions	2.1(a)(v)

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Shares.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (i) Dutch Coop shall sell and transfer to Buyer, and Buyer shall purchase and accept from Dutch Coop, free and clear of all Encumbrances, the Dutchco Shares set forth opposite the name of Dutch Coop on Schedule 2.1(a) (such transaction, the “Dutchco Transaction”); the transfer of the Dutchco Shares will be effectuated by means of a notarial deed of transfer of shares, which deed is to be executed by a civil-law notary in Amsterdam, the Netherlands, on the Closing Date; (ii) Intenal shall sell, transfer and deliver to Buyer, and Buyer shall purchase from Intenal, free and clear of all Encumbrances, the Mexico Holdings Series A Shares set forth opposite the name of Intenal on Schedule 2.1(a) (such transaction, the “Mexico Holdings – Intenal Transaction”), (iii) Orantes shall sell, transfer and deliver to Buyer, and Buyer shall purchase from Orantes, free and clear of all Encumbrances, the Mexico Holdings Series A Shares set forth opposite the name of Orantes on Schedule 2.1(a) (such transaction, the “Mexico Holdings – Orantes Transaction” and together with the Mexico Holdings – Intenal Transaction, collectively, the “Mexico Holdings Transactions”), (iv) SBS shall sell, transfer and deliver to Buyer, and Buyer shall purchase from SBS, free and clear of all Encumbrances, the Satmex Series B Shares and the Satmex Series N Shares set forth opposite the name of SBS on Schedule 2.1(a) (such transaction, the “Satmex – SBS Transaction”) and (v) EJA shall sell, transfer and deliver to Buyer, and Buyer shall purchase from EJA, free and clear of all Encumbrances, the Satmex Series B Shares and the Satmex Series N Shares set forth opposite the name of EJA on Schedule 2.1(a) (such transaction, the “Satmex – EJA Transaction” and together with the Satmex – SBS Transaction, the Dutchco Transaction and the Mexico Holdings Transactions, collectively, the “Transactions”).

(b) The Closing shall not be consummated unless all of the Transactions have occurred.

(c) On the terms and subject to the conditions set forth in this Agreement, in consideration of the sale of the Shares in the Transactions, at the Closing, Buyer shall pay (or cause to be paid) to the Sellers an aggregate amount in cash in immediately available U.S. funds equal to $760,900,000 (the “Equity Purchase Price”).

(d) The Sellers acknowledge and agree that they wish to consummate the Transactions in the form described in paragraph (a) above and to allocate the Equity Purchase Price in the manner described in Section 2.2(b) below and that the Sellers are the only parties responsible for the consequences of structuring the Transactions in such manner. Each Seller, severally and not jointly, shall be solely liable for any Tax payable by, or that must be withheld from, such Seller by reason of the payment of the Equity Purchase Price, as allocated under this Agreement. Each Seller, severally and not jointly, shall defend, indemnify and hold harmless the Buyer, its Affiliates and, after the Closing, Dutchco, Mexico Holdings, the Company and their Subsidiaries, and their respective officers, directors, employees, agents, successors and assigns (collectively, “Tax Indemnitees”) from and against, and pay and reimburse them for, any damage, loss, liability or expense related to (i) any Tax of any Tax Indemnitee arising out of the allocation of the Equity Purchase Price to such Seller as shown in Schedule 2.2 and (ii) any Tax of such Seller by reason of the payment of the Equity Purchase Price to such Seller for which any of the Tax Indemnitees is held responsible.

Section 2.2 Closing.

(a) The purchase, sale and transfer of the Shares in the Transactions shall take place at a closing (the “Closing”) to be held at 10:00 a.m. (New York City time) at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036 no later than the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VIII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), or at such other time or place as the Sellers’ Representative and Buyer mutually may agree in writing. The day on which the Closing takes place is referred to as the “Closing Date”.

(b) At the Closing (i) Buyer shall deliver to each Seller the portion of the Equity Purchase Price to be delivered to such Seller in accordance with the percentages set forth on Schedule 2.2 in immediately available funds in United States dollars, by wire transfer to a bank account designated in writing by such Seller to Buyer at least two (2) Business Days prior to the Closing Date, which account shall not be maintained with a bank, or a branch thereof, domiciled in a “non-cooperative state or territory” (Etat ou territoire non coopératif) as set out in the list referred to in Article 238-0 A of the French tax code (Code Général des Impôts), as such list may be amended from time to time, (ii) the Sellers shall deliver or cause to be delivered to Buyer, free and clear of any Encumbrances, the original certificates representing the Shares (to the extent such Shares are represented by certificates), duly endorsed in property in favor of Buyer, and a certified copy of the executed notarial deed of transfer of the Dutchco Shares purchased and sold in the Dutchco Transaction evidencing the transfer of such Dutchco Shares, (iii) Mexico Holdings shall deliver to Buyer a copy of the entry made in its stock registry books, duly certified by the secretary of Mexico Holdings, evidencing that Buyer is the holder of record of the Mexico Holdings Series A Shares purchased by it in the Mexico Holdings Transactions, (iv) the Company shall deliver to Buyer a copy of the entry made in its stock registry book, duly certified by the secretary of the Company, evidencing that Buyer is the holder of record of the Satmex Series B Shares and Satmex Series N Shares purchased by it in the Satmex – SBS Transaction and the Satmex – EJA Transaction, and (v) the Sellers shall deliver to the Buyer letters evidencing the resignation from the board of directors (or other body performing similar functions) of the Company, Dutchco and Mexico Holdings of each of the members of such board or other body effective at or prior to the Closing (or evidence of the removal of each of the members of such board or other body by the applicable Sellers at or prior to the Closing, together with evidence of payment of all monetary obligations, if any, due and payable to such resigning or removed members as of the date thereof in their capacity as director or member of such body) that in each case is identified in writing by the Buyer to the Sellers’ Representative no later than five Business Days before the Closing Date.

(c) To evidence payment of the applicable Mexican income Tax, if any, and compliance with the requirements established in article 154 of the Mexican income tax law (Ley del Impuesto sobre la Renta) and 204 of its regulations, Orantes shall deliver to Mexico Holdings and to Buyer, (i) no later than 15 Mexican Business Days following the Closing Date, a copy of the applicable Tax Return filed by Orantes (whether filed by himself or by his appointed legal representative in Mexico), (ii) no later than 30 Mexican Business Days following the Closing Date, a copy of the applicable “Aviso para presentar dictamen fiscal de enajenación de acciones”, Official Format 39 (or any successor Official Format thereto) issued by the Mexican Tax Authorities, filed by Orantes or his appointed legal representative in Mexico, and (iii) no later than 45 Mexican Business Days following the Closing Date, the applicable “Carta de presentación del dictamen de enajenación de acciones”, Official Format 40 (or any successor Official Format thereto) issued by the Mexican Tax Authorities, filed by a public accountant registered before the Mexican Tax Authorities. For purposes of this paragraph, “Mexican Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Mexico, Federal District, Mexico.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLERS

Except as set forth in the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), each of the Sellers, severally and not jointly, hereby represents and warrants to Buyer as follows:

Section 3.1 Organization; Legal Capacity.

(a) To the extent such Seller is not a natural Person, such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b) In the case of Orantes, Orantes is a natural Person, Mexican, adult, married under the matrimonial regime of “separate property” (separación de bienes), with legal capacity and right to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions to which Orantes such Seller is a party.

Section 3.2 Authority. To the extent such Seller is not a natural Person, such Seller has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions to which such Seller is a party. To the extent such Seller is not a natural Person, the execution, delivery and, performance by such Seller of this Agreement and the consummation by such Seller of the Transactions to which such Seller is a party have been duly and validly authorized by all necessary action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 3.3 No Conflict; Required Filings and Consents.

(a) Except as set forth in Schedule 3.3 of the Disclosure Schedules, the execution, delivery and performance by such Seller of this Agreement, and the consummation of the Transactions to which such Seller is a party by such Seller, do not and will not:

(i) to the extent such Seller is not a natural Person, conflict with or violate the organizational documents of such Seller;

(ii) subject to the filings and other matters referred to in Section 3.3(b) and assuming that the consents, approvals and authorizations referred to in Section 3.3(b) are duly and timely made or obtained, conflict with or violate any Law applicable to such Seller or by which any property or assets of such Seller (including the Shares) is bound;

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, cause or permit the acceleration of the maturity of, give rise to any right of termination, cancellation, imposition of fees or penalties under, or require any consent of or other action by any Person pursuant to, any material Contract to which such Seller is a party or by which any of the property or assets of such Seller is bound; or

(iv) result in the creation or imposition of any Encumbrances on the Shares or any Encumbrance (other than Permitted Encumbrances) on any assets of the Acquired Companies;

except, in the case of clauses (ii) through (iv) above, to the extent that any such conflicts, violations, breaches, defaults or other occurrences would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay or prohibit the performance by such Seller of its obligations under this Agreement or the consummation of the Transactions to which such Seller is a party by such Seller or that arise as a result of any facts or circumstances relating to Buyer or any of its Affiliates.

(b) Such Seller is not required to file, seek or obtain any material notice, authorization, approval, order, permit, action or consent of or with any Governmental Authority in connection with the execution, delivery and performance by such Seller of this Agreement or the consummation of the Transactions to which such Seller is a party by such Seller, except as set forth on Schedule 3.3(b) or where the failure to obtain or take such actions would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.4 Shares. Such Seller is the record and beneficial holder of and holds good and valid title to the Shares set forth opposite its name on Schedule 2.1(a), free and clear of any Encumbrance (other than those Encumbrances arising pursuant to any organizational document of the applicable Acquired Company, the MIRA or this Agreement). Upon delivery of payment for the Shares at the Closing in accordance with this Agreement, Buyer will acquire good and valid title to all of such Shares, free and clear of any Encumbrances. The Equity Purchase Price percentage allocation set forth in Schedule 2.2 of the Disclosure Schedules for such Seller is accurate.

Section 3.5 Litigation. There is no Action against such Seller pending or, to the knowledge of such Seller, threatened that could, individually or in the aggregate, reasonably be expected to materially delay or prohibit the performance by such Seller of its obligations under this Agreement or the consummation of the Transactions to which such Seller is a party.

Section 3.6 Brokers. Except for Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Goldman, Sachs & Co. (“Goldman”), the fees and expenses of which will be paid by the Company, no broker, finder or investment banker was engaged in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of such Seller.

Section 3.7 Bylaws. The amendment and restatement of the bylaws of the Company and Mexico Holdings pursuant to Section 8.3(d) will not result in a Tax liability under Mexican Tax Laws or the Tax Laws of the Netherlands to any of the Acquired Companies.

Section 3.8 Exclusivity of Representations and Warranties. Except for the representations and warranties of such Seller expressly contained in this Article III (as modified by the Disclosure Schedules), neither such Seller nor any other Person makes any other express or implied representation or warranty on behalf of such Seller of any kind whatsoever, oral or written, express or implied, and such Seller disclaims any other representations or warranties, whether made by such Seller or any of its Affiliates, officers, directors, employees, agents or Representatives. Except for the representations and warranties and covenants of such Seller expressly contained in this Agreement (as modified by the Disclosure Schedules), such Seller hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (whether orally or in writing, in any data room relating to the transactions contemplated by this Agreement, in management presentations, functional “break-out” discussions, responses to questions or requests submitted by or on behalf of Buyer or in any other form in consideration or investigation of such transactions) to Buyer or its Affiliates or Representatives (including any opinion, information, forecast, projection, or advice that may have been or may be provided to Buyer or its Affiliates or Representatives by any director, officer, employee, agent, consultant, advisor or representative of the Acquired Companies or any of their respective Affiliates).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF DUTCHCO AND MEXICO HOLDINGS

Section 4.1 Representations and Warranties of Dutchco. Except as set forth in the Disclosure Schedules, Dutchco hereby represents and warrants to Buyer as follows:

(a) Dutchco is duly organized, validly existing and in good standing under the Laws of the Netherlands, and has all necessary power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted.

(b) Dutchco has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder. The execution, delivery and performance by Dutchco of this Agreement have been duly and validly authorized by all necessary action on the part of Dutchco. This Agreement has been duly executed and delivered by Dutchco. This Agreement constitutes the legal, valid and binding obligation of Dutchco, enforceable against Dutchco in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c) Except as set forth in Schedule 4.1(c) of the Disclosure Schedules, the execution, delivery and performance by Dutchco of this Agreement and the consummation of the Dutchco Transaction, do not and will not:

(i) conflict with or violate the statuten (by-laws) or other organizational documents of Dutchco;

(ii) subject to the filings and other matters referred to in Section 4.1(d) and assuming that the consents, approvals and authorizations referred to in Section 4.1(d) are duly and timely made or obtained, conflict with or violate any Law applicable to Dutchco or by which any property or assets of Dutchco is bound;

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, cause or permit the acceleration of the maturity of, give rise to any right of termination, cancellation, imposition of fees or penalties under, or require any consent of or other action by any Person pursuant to, any material Contract to which Dutchco is a party; or

(iv) result in the creation or imposition of any Encumbrances on the Shares or any Encumbrances (other than Permitted Encumbrances) on any property or other assets of Dutchco;

except, in the case of clauses (ii) through (iv) above, to the extent that any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay or prohibit the performance by Dutchco of its obligations under this Agreement or the consummation of the Dutchco Transaction, or that arise as a result of any facts or circumstances relating to Buyer or any of its Affiliates.

(d) Dutchco is not required to file, seek or obtain any material notice, authorization, approval, order, permit, action or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Dutchco of this Agreement or the consummation of the Dutchco Transaction, except as set forth on Schedule 4.1(d) or where the failure to obtain or take such actions would not, individually or in the aggregate, have a Material Adverse Effect.

(e) Schedule 4.1(e) of the Disclosure Schedules sets forth (a) the authorized capital stock or other equity interests of Dutchco and (b) the issued and outstanding capital stock or other equity interests of Dutchco. Except as set forth in Schedule 4.1(e) of the Disclosure Schedules, (a) there are no outstanding obligations, options, warrants, calls, convertible securities or any other rights (including preemptive rights), agreements, arrangements or commitments of any kind to which Dutchco is a party relating to the capital stock or other equity interests of Dutchco or obligating Dutchco to issue, deliver or sell, or cause to be delivered or sold, any shares of capital stock of, or any other equity interest in, Dutchco, (b) there are no outstanding contractual obligations of Dutchco to repurchase, redeem or otherwise acquire any shares of capital stock of or other equity interests in Dutchco or to provide funds to, or make any investment in, any other Person, (c) there are no agreements or understandings in effect to which Dutchco is a party with respect to the voting or transfer of any of the capital stock of or other equity interests in Dutchco, (d) the Dutchco Shares are fully paid-up and (e) no depositary receipts have been issued with respect to the Dutchco Shares and no third party holds any other type of beneficial interest in one or more of the Dutchco Shares.

(f) Except as set forth on Schedule 4.1(f) of the Disclosure Schedules, Dutchco (i) does not directly or indirectly own any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest in any other Person, (ii) has not performed any activity or engaged in any business other than the ownership of shares of capital stock of Mexico Holdings and the Company or activities ancillary or incidental thereto, (iii) is not, and has not been, a party to any Contract, (iv) does not have and has not had any employees, (v) does not own, and has not owned, any real property or Intellectual Property, (vi) has no outstanding Indebtedness, (vii) has been in compliance in all material respects with all applicable Laws and (viii) does not have any liabilities or obligations other than those arising under the Contracts set forth in Schedule 4.1(f).

(g) All material Tax Returns that were required to have been filed by or in respect of Dutchco have been duly and timely filed with the appropriate Tax Authorities (taking into account all valid extensions of time). All such Tax Returns are complete and correct in all material respects. All Taxes of or in respect of Dutchco (whether or not reflected on such Tax Returns) required to be paid have been duly and timely paid.

(h) (i) No Tax Return of or in respect of Dutchco (for a period with respect to which the statute of limitations period has not expired) has been the subject of a Tax Proceeding by a Tax Authority, (ii) no outstanding deficiencies, claims or issues have been asserted in writing, and no assessments have been made in writing, as a result of any examination of a Tax Return of or in respect of Dutchco by a Tax Authority, and (iii) there are no extensions or waivers of the statutes of limitations with respect to Taxes of or in respect of Dutchco that remain in effect (except for ordinary course extensions of time within which to file Tax Returns) and there is no written power of attorney with respect to Taxes of or in respect of Dutchco filed or entered into with any Tax Authority.

(i) Dutch Coop and Dutchco have not claimed to form a fiscal unity for Dutch value added Tax purposes as referred to in article 7 paragraph 4 of the Dutch value added tax act (Wet op de omzetbelasting 1968), nor have the Tax Authorities issued a decree (beschikking) as meant in article 7 paragraph 4 of the Dutch value added tax act that Dutch Coop and Dutchco form a fiscal unity for Dutch value added Tax purposes.

(j) There are no Encumbrances for Taxes on any of the properties or assets of Dutchco other than Permitted Encumbrances.

(k) All Taxes that Dutchco has been required by Law to withhold have been withheld or collected, and have been duly and timely paid over to the appropriate Tax Authority to the extent due and payable.

(l) No written claim has ever been made by any Tax Authority in a jurisdiction where Dutchco does not file a Tax Return that Dutchco is or may be subject to Taxation by that jurisdiction.

(m) There are no Tax Agreements in effect as between Dutchco and any other party other than any joint and several liability (hoofdelijke aansprakelijkheid), including any netting or set-off, as a result of the existence of a fiscal unity for Dutch Tax purposes (fiscale eenheid) of which Dutchco is or has been a member.

(n) Dutchco retains all material Tax, accounting and corporate records required by law to support any Tax or accounting position, filing or claim that has been made by Dutchco with respect to Taxes within the statutory period provided by applicable Tax Laws.

(o) All accounting entries (including charges and accruals) for Taxes with respect to Dutchco reflected on its books (excluding any provision for deferred income Taxes reflecting either differences between the treatment of items for accounting and income Tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which Dutchco ordinarily record items on its books. Since the end of the last period for which Dutchco ordinarily record items on its books, it has not engaged in any transaction, or taken any other action, other than in the ordinary course of business, that would reasonably be expected to result in a materially increased Tax liability or materially reduced Tax asset.

(p) There is no Action against Dutchco pending or, to the Knowledge of Dutchco, threatened that could, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede or prohibit the exercise or performance by Dutchco of its obligations under this Agreement or the consummation of the Dutchco Transaction.

(q) Except for Credit Suisse and Goldman, the fees and expenses of which will be paid by the Company, no broker, finder or investment banker was engaged in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Dutchco.

(r) Except for the representations and warranties of Dutchco contained in this Section 4.1 (as modified by the Disclosure Schedules and the Company SEC Documents), neither

Dutchco nor any other Person is making any representation or warranty on behalf of Dutchco of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, assets or liabilities of any of the Acquired Companies). Dutchco disclaims any other representations or warranties, whether made by Dutchco or any of its Affiliates, officers, directors, employees, agents or Representatives. Except for the representations and warranties and covenants of Dutchco contained in this Agreement (as modified by the Disclosure Schedules), Dutchco hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (whether orally or in writing, in any data room relating to the transactions contemplated by this Agreement, in management presentations, functional “break-out” discussions, responses to questions or requests submitted by or on behalf of Buyer or in any other form in consideration or investigation of such transactions) to Buyer or its Affiliates or Representatives (including any opinion, information, forecast, projection, or advice that may have been or may be provided to Buyer or its Affiliates or Representatives by any director, officer, employee, agent, consultant, or Representative of any of the Acquired Companies).

Section 4.2 Representations and Warranties of Mexico Holdings. Except as set forth in the Disclosure Schedules, Mexico Holdings hereby represents and warrants to Buyer as follows:

(a) Mexico Holdings is duly organized, validly existing and in good standing under the Laws of Mexico, and has all necessary power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted.

(b) Mexico Holdings has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Mexico Holdings of this Agreement have been duly and validly authorized by all necessary action on the part of Mexico Holdings. This Agreement has been duly executed and delivered by Mexico Holdings. This Agreement constitutes the legal, valid and binding obligation of Mexico Holdings, enforceable against Mexico Holdings in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c) Except as set forth in Schedule 4.2(c) of the Disclosure Schedules, the execution, delivery and performance by Mexico Holdings of this Agreement and the consummation of the Mexico Holdings Transactions, do not and will not:

(i) conflict with or violate the estatutos sociales (by-laws) or other organizational documents of any of Mexico Holdings;

(ii) subject to the filings and other matters referred to in Section 4.2(d) and assuming that the consents, approvals and authorizations referred to in Section 4.2(d) are duly and timely made or obtained, conflict with or violate any Law applicable to Mexico Holdings or by which any property or assets of Mexico Holdings is bound;

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, cause or permit the acceleration of the maturity of, give rise to any right of termination, cancellation, imposition of fees or penalties under, or require any consent of or other action by any Person pursuant to, any material Contract to which Mexico Holdings is a party; or

(iv) result in the creation or imposition of any Encumbrances on the Shares or any Encumbrances (other than Permitted Encumbrances) on any propert or other assets of Mexico Holdings;

except, in the case of clauses (ii) through (iv) above, to the extent that any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay or prohibit the performance by Mexico Holdings of its obligations under this Agreement or the consummation of the Mexico Holdings Transactions or that arise as a result of any facts or circumstances relating to Buyer or any of its Affiliates.

(d) Mexico Holdings is not required to file, seek or obtain any material notice, authorization, approval, order, permit, action or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Mexico Holdings of this Agreement or the consummation of the Mexico Holdings Transactions, except as set forth on Schedule 4.2(d) or where the failure to obtain or take such actions would not, individually or in the aggregate, have a Material Adverse Effect.

(e) Schedule 4.2(e) of the Disclosure Schedules sets forth (i) the authorized capital stock of Mexico Holdings, (ii) the subscribed and paid capital stock of Mexico Holdings, (iii) the issued, subscribed and paid shares representing the capital stock of Mexico Holdings, and (iv) the treasury shares (acciones de tesorería) issued by Mexico Holding. Except as set forth in Schedule 4.2(e) of the Disclosure Schedules, (a) there are no outstanding obligations, options, warrants, calls, convertible securities or any other rights (including preemptive rights), agreements, arrangements or commitments of any kind to which Mexico Holdings is a party relating to the capital stock or other equity interests of Mexico Holdings or obligating Mexico Holdings to issue, deliver or sell, or cause to be delivered or sold, any shares of capital stock of, or any other equity interest in, Mexico Holdings, (b) there are no outstanding contractual obligations of Mexico Holdings to repurchase, redeem or otherwise acquire any shares of capital stock of or other equity interests in Mexico Holdings or to provide funds to, or make any investment in, any other Person, and (c) there are no agreements or understandings in effect to which Mexico Holdings is a party with respect to the voting or transfer of any of the capital stock of or other equity interests in Mexico Holdings.

(f) Except as set forth on Schedule 4.2(f) of the Disclosure Schedules, Mexico Holdings (i) does not directly or indirectly own any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest in any other Person, (ii) has not performed any activity or engaged in any business other than the ownership of shares of capital stock of the Company or activities ancillary or incidental thereto, (iii) is not, and has not been, a party to any

Contract, (iv) does not have and has not had any employees, (v) does not own, and has not owned, any real property or Intellectual Property, (vi) has no outstanding Indebtedness, (vii) has been in compliance in all material respects with all applicable Laws, (viii) does not have has any liabilities or obligations other than those arising under the Contracts set forth in Schedule 4.2(f).

(g) All material Tax Returns that were required to have been filed by Mexico Holdings have been duly and timely filed with the appropriate Tax Authorities (taking into account all valid extensions of time). All such Tax Returns are complete and correct in all material respects. All Taxes of Mexico Holdings (whether or not reflected on such Tax Returns) required to be paid have been duly and timely paid.

(h) (i) No Tax Return of Mexico Holdings (for a period with respect to which the statute of limitations period has not expired) has been the subject of a Tax Proceeding by a Tax Authority, (ii) no outstanding deficiencies, claims or issues have been asserted in writing, and no assessments have been made in writing, as a result of any examination of a Tax Return of Mexico Holdings by a Tax Authority, and (iii) there are no extensions or waivers of the statutes of limitations with respect to Taxes of Mexico Holdings that remain in effect (except for ordinary course extensions of time within which to file Tax Returns) and there is no written power of attorney with respect to Taxes of Mexico Holdings filed or entered into with any Tax Authority.

(i) There are no Encumbrances for Taxes on any of the properties or assets of Mexico Holdings other than Permitted Encumbrances.

(j) Mexico Holdings has not (i) been a member of an Affiliated Group of corporations or (ii) been included in any “consolidated”, “unitary” or “combined” Tax Return.

(k) All Taxes that Mexico Holdings has been required by Law to withhold have been withheld or collected, and have been duly and timely paid over to the appropriate Tax Authority to the extent due and payable.

(l) No written claim has ever been made by any Tax Authority in a jurisdiction where Mexico Holdings does not file a Tax Return that Mexico Holdings is or may be subject to Taxation by that jurisdiction.

(m) There are no Tax Agreements in effect as between Mexico Holdings and any other party.

(n) Mexico Holdings retains all material Tax, accounting and corporate records required by law to support any Tax or accounting position, filing or claim that has been made by Mexico Holdings with respect to Taxes within the statutory period provided by applicable Tax Laws.

(o) All accounting entries (including charges and accruals) for Taxes with respect to Mexico Holdings reflected on its books (excluding any provision for deferred income Taxes reflecting either differences between the treatment of items for accounting and income Tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which Mexico Holdings ordinarily record items on its books. Since the end of the last period for which Mexico Holdings ordinarily record items on its books, it has not engaged in any transaction, or taken any other action, other than in the ordinary course of business, that would reasonably be expected to result in a materially increased Tax liability or materially reduced Tax asset.

(p) There is no Action against Mexico Holdings pending or, to the Knowledge of Mexico Holdings, threatened that could, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede or prohibit the exercise or performance by Mexico Holdings of its rights and obligations under this Agreement or the consummation of the Mexico Holdings Transactions.

(q) Except for Credit Suisse and Goldman, the fees and expenses of which will be paid by the Company, no broker, finder or investment banker was engaged in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Mexico Holdings.

(r) Except for the representations and warranties of Mexico Holdings contained in this Section 4.2 (as modified by the Disclosure Schedules), neither Mexico Holdings nor any other Person is making any representation or warranty on behalf of Mexico Holdings of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, assets or liabilities of any of the Acquired Companies). Mexico Holdings disclaims any other representations or warranties, whether made by Mexico Holdings or any of its Affiliates, officers, directors, employees, agents or Representatives. Except for the representations and warranties and covenants of Mexico Holdings contained in this Agreement (as modified by the Disclosure Schedules and the Company SEC Documents), Mexico Holdings hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (whether orally or in writing, in any data room relating to the transactions contemplated by this Agreement, in management presentations, functional “break-out” discussions, responses to questions or requests submitted by or on behalf of Buyer or in any other form in consideration or investigation of such transactions) to Buyer or its Affiliates or Representatives (including any opinion, information, forecast, projection, or advice that may have been or may be provided to Buyer or its Affiliates or Representatives by any director, officer, employee, agent, consultant, or Representative of any of the Acquired Companies).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedules or as disclosed in the Company SEC Documents, the Company hereby represents and warrants to Buyer as follows:

Section 5.1 Organization and Qualification. The Company and each of its Subsidiaries is (i) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization as set forth in Schedule 5.1 of the Disclosure Schedules, and has all necessary power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted and (ii) duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in the case of this clause (ii), for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.2 Authority. The Company has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement have been duly and validly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 5.3 No Conflict; Required Filings and Consents.

(a) Except as set forth in Schedule 5.3 of the Disclosure Schedules, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the estatutos sociales (by-laws) or other organizational documents of the Company or any of its Subsidiaries;

(ii) subject to the filings and other matters referred to in Section 5.3(b) and assuming that the consents, approvals and authorizations referred to in Section 5.3(b) are duly and timely made or obtained, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or assets of the Company or any of its Subsidiaries is bound;

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, cause or permit the acceleration of the maturity of, give rise to any right of termination, cancellation, imposition of fees or penalties under, or require any consent of or other action by any Person pursuant to, any Material Contract; or

(iv) result in the creation or imposition of any Encumbrances (other than Permitted Encumbrances) on any property or other assets of the Company or any of its Subsidiaries;

except, in the case of clauses (ii) through (iv) above, to the extent that any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay or prohibit the performance by the Company of its obligations under this Agreement or the consummation of the Transactions or that arise as a result of any facts or circumstances relating to Buyer or any of its Affiliates.

(b) The execution and delivery of this Agreement by the Company and the performance of its obligations hereunder or the consummation of the Transactions require no notice, authorization, approval, order, permit, action or consent of or with any Governmental Authority, except as set forth on Schedule 5.3(b) or where the failure to obtain or take such actions would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.4 Capitalization.

(a) Schedule 5.4 of the Disclosure Schedules sets forth, with respect to the Company and each of its Subsidiaries, (i) the authorized capital stock or other equity interests of such Person and (ii) the issued and outstanding (and in the case of the Company and its Mexican Subsidiaries, paid) capital stock or other equity interests of such Person, (iii) with respect to the Company and its Mexican Subsidiaries, the issued, subscribed and paid shares representing the capital stock of such Person, and (iv) the treasury shares (acciones de tesorería) issued by such Person. All of the outstanding shares of capital stock of and other voting or equity interests in each Subsidiary of the Company have been duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record by the Company or one of its wholly owned Subsidiaries. Except as set forth in Schedule 5.4 of the Disclosure Schedules, (i) there are no outstanding (x) shares of capital stock or other equity interest of the Company or any of its Subsidiaries, (y) obligations, options, warrants, calls, convertible securities or any other rights (including preemptive rights), agreements, arrangements or commitments of any kind to which the Company or any of its Subsidiaries is a party relating to the capital stock or other equity interests of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be delivered or sold, any shares of capital stock of, or any other equity interest in, the Company or any of its Subsidiaries, (z) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of or other equity interests in the Company or any of its Subsidiaries or to provide funds to, or make any investment in, any other Person, and (ii) there are no agreements or understandings in effect to which the Company or any of its Subsidiaries is a party with respect to the voting or transfer of any of the capital stock of or other equity interests in the Company or any of its Subsidiaries.

(b) Except as set forth on Schedule 5.4 of the Disclosure Schedules, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest in any other Person.

Section 5.5 Company SEC Documents; Financial Statements.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) or the Securities Act of 1933 (the “Securities Act”) since May 26, 2011 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since such date, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, (x) the Company SEC Documents filed prior to the date of this Agreement complied, and the Company SEC Documents to be filed after the date of this Agreement and prior to the Closing will comply, in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and (y) none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained (or with respect to the Company SEC Documents filed by or furnished to the SEC after the date hereof and prior to the Closing will contain), any untrue statement of a material fact or omitted (or with respect to the Company SEC Documents filed or furnished to the SEC after the date hereof and prior to the Closing will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) fairly presents in all material respects or, in the case of Company SEC Documents filed after the date hereof and prior to the Closing, will fairly present in all material respects, the financial position of the Company and its Subsidiaries as of its date and each of the statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presents in all material respects or, in the case of Company SEC Documents filed after the date hereof and prior to the Closing, will fairly present in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments); and in each case have been, or will be, prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 6-K or Form 10-Q of the SEC) consistently applied during the periods involved, except as may be noted therein.

(c) The Company has delivered to Buyer complete copies of unaudited interim consolidated financial statements of the Company and its Subsidiaries at and for the period ended June 30, 2013, including a balance sheet and statements of income or operations, cash flows and retained earnings or shareholders’ equity (the “Interim Financial Statements”). The Interim Financial Statements have been prepared in accordance with GAAP consistently applied (other than the absence of footnotes) and fairly present in all material respects the results of operations, retained earnings (loss) and financial position of the Company and its Subsidiaries at and for such period (subject to normal year-end adjustments, which will not be material to the Company and its Subsidiaries taken as a whole).

(d) Neither the Company nor any of its Subsidiaries has any material liabilities or obligations, except for liabilities or obligations (A) reflected or reserved against on the financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed with or furnished to the SEC prior to the date hereof or the Interim Financial Statements, (B) incurred after March 31, 2013 (the “Balance Sheet Date”) in the ordinary course of business, (C) as contemplated by this Agreement or otherwise in connection with the transactions contemplated hereby or (D) that would not, individually or in the aggregate, be material to the business of the Company and its Subsidiaries as currently conducted, taken as a whole, or the condition of the Company and its Subsidiaries, taken as a whole.

(e) The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(f) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by the Company in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Section 302 and 906 of Sarbanes-Oxley Act. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 5.6 Absence of Certain Changes or Events.

(a) Except as disclosed in Schedule 5.6(a) of the Disclosure Schedules, since the Balance Sheet Date, there has not occurred or existed any Material Adverse Effect.

(b) Except as disclosed in Schedule 5.6(b) of the Disclosure Schedules, since the Balance Sheet Date, there has not occurred or been taken any event, action or circumstance which would require the consent of Buyer under Section 7.1 if such event, action or circumstance were to occur or be taken between the date of this Agreement and the Closing Date.

Section 5.7 Compliance with Law; Permits.

(a) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws and, to the Knowledge of the Company, are not under investigation with respect to any material violation of any applicable Laws.

(b) Each of the Company and its Subsidiaries is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, Concessions, exemptions, orders, registrations, notices and any other authorizations of any Governmental Authority necessary or required for each of the Company and its Subsidiaries to own, lease and operate its properties and assets, including each Company Satellite, and to carry on its business as currently conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay or prohibit the consummation of the Transactions. Each material Permit is listed on Schedule 5.7(b) of the Disclosure Schedules and is in full force and effect. Each of the Company and its Subsidiaries is in compliance in all material respects with all such material Permits. No suspension, cancellation, modification, revocation, extension or nonrenewal of any Permit is pending or, to the Knowledge of the Company, threatened, or would result from the consummation of the Transactions. All Permits are free and clear of any Encumbrance, other than Permitted Encumbrances.

No representation or warranty is made under this Section 5.7 with respect to employee benefit matters, Taxes or environmental matters, which are covered by Section 5.9, Section 5.15 and Section 5.16, respectively.

Section 5.8 Litigation. Except as set forth in Schedule 5.8 of the Disclosure Schedules, as of the date hereof, there is no Action against or affecting the Company or any of its Subsidiaries or any of their respective property and other assets pending or, to the Knowledge of the Company, threatened that would reasonably be expected to have a Material Adverse Effect.

Section 5.9 Employee Benefit Plans.

(a) Schedule 5.9(a) of the Disclosure Schedules sets forth (i) a true and complete list of all material employee benefit plans and all bonus, stock option, stock purchase, restricted stock, equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, that are maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, other than plans which solely provide benefits or compensation as required pursuant to applicable Law, (ii) a list of all other material employment, termination, severance or other Contracts pursuant to which the Company or any of its Subsidiaries currently has any obligation with respect to any current or former employee, officer or director of the Company or any of its Subsidiaries and (iii) a list of plans which solely provide benefits or compensation as required pursuant to applicable Law (collectively, the “Employee Plans”).

(b) (i) Each Employee Plan has been maintained in all material respects in accordance with its terms and the requirements of applicable Law and (ii) each of the Company and its Subsidiaries has performed all material obligations required to be performed by it under any employment agreement or Employee Plan, and is not in default under or in violation of any employment agreement or Employee Plan.

(c) Each Employee Plan (i) is operated and administered in all material respects in accordance with its terms and in compliance with applicable Laws and (ii) if intended to qualify for special Tax treatment, to the Knowledge of the Company, qualifies for such treatment.

Section 5.10 Employment Matters; Labor Relations.

(a) The Company has provided to Buyer a true and complete list of the name of each officer and key employee of the Company and its Subsidiaries as of the date of this Agreement, together with each such person’s position or function, annual base salary or wages and any incentive or bonus arrangement with respect to such person in effect on such date.

(b) Except as set forth in Schedule 5.10(b) of the Disclosure Schedules, there is not in existence, nor has there been within the 12 months prior to the date hereof, any pending or, to the Knowledge of the Company, threatened (i) material strike, slowdown, stoppage, picketing, interruption of work, lockout or any other dispute or controversy with or involving a labor organization or with respect to unionization or collective bargaining, (ii) any labor-related organizational effort, election activities, or request or demand for negotiations, recognition or representation, (iii) any arbitration, administrative hearing, formal claim of unfair labor practice, other union- or labor-related Action against the Company or any of its Subsidiaries or (iv) any Action filed by a union requesting management and administration of a collective bargaining agreement.

(c) Except as set forth in Schedule 5.10(c) of the Disclosure Schedules, as of the date of this Agreement and for the 12 months preceding such date, none of the Company or any of its Subsidiaries is, or within such period has been, a party to or bound by any collective bargaining agreement, other agreement or understanding, work rules or practice, or arbitration award with any labor union or any other similar organization and, to the Knowledge of the Company, there are no labor unions or other similar organizations or groups representing, purporting to represent or attempting to represent any employees employed by the Company or any of its Subsidiaries.

(d) Except as set forth in Schedule 5.10(d) of the Disclosure Schedules or as required by applicable Law, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee of the Company or any of its Subsidiaries to any material severance, change of control or other similar pay or benefits under, or accelerate the time of payment or vesting or trigger any material payment of funding of compensation or benefits under, or materially increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan.

(e) Except as set forth in Schedule 5.10(e) of the Disclosure Schedules, there is no material Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority filed by an employee or a former employee of the Company or any of its Subsidiaries requesting reinstatement, severance, salaries or any labor benefit.

(f) The Company and its Subsidiaries are in material compliance according to the applicable Laws in connection with payment of employer’s mandatory contributions to (i) the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social), (ii) the Institute for the National Fund of Housing for Employees (Instituto del Fondo Nacional de la Vivienda para los Trabajadores), and (iii) the System of Savings for Retirement (Sistema de Ahorro para el Retiro).

Section 5.11 Insurance. Schedule 5.11 of the Disclosure Schedules lists, and the Company has made available to Buyer complete copies of, all insurance policies (including fidelity bonds and other similar instruments) relating to the assets, the business or the employees, officers or directors of the Company and its Subsidiaries. All premiums payable under such policies have been timely paid, and the Company and its Subsidiaries have otherwise complied fully with the terms and conditions of such policies. Such policies (or other policies providing substantially similar insurance coverage) have been in effect continuously since May 26, 2011 and remain in full force and effect. To the Knowledge of Company, since the time any such policies were last renewed or issued, there has not been any threatened termination of, premium increase with respect to or alteration of coverage under, any of such policies.

Section 5.12 Properties.

(a) The Company and its Subsidiaries have good and valid title to, or otherwise have the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the material assets (real and personal, tangible and intangible) that are used or held for use in connection with their business except for inventory sold in the ordinary course of business consistent with past practice, in each case free and clear of any Encumbrance other than Permitted Encumbrances.

(b) The plants, buildings, structures and material equipment that form part of the Company’s and its Subsidiaries’ assets are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use.

(c) Neither the Company nor any of its Subsidiaries owns any real property as such term is defined under applicable Law.

(d) Schedule 5.12(d) of the Disclosure Schedules lists each parcel of Leased Real Property with rental payments in excess of $500,000 per year (or $1,000,000 in the aggregate) and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. The Company or its Subsidiaries have a valid leasehold estate in all Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and any such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any counterparty thereto, is in breach of, violation of, or (with or without notice of lapse of time or both) default under, any Contract relating to Leased Real Property to which it is a party, except for such breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) No representation or warranty is being made in this Section 5.12 with respect to any Company Satellite.

(f) Schedule 5.12(f) of the Disclosure Schedules lists the Concessions on real property that have been granted by the Mexican Governmental Authority to the Company to possess, use and operate the control centers in Iztapalapa, city of Mexico, Federal District, and the city of Hermosillo, in the state of Sonora, both of them in the Mexican territory. Neither the Company nor any of its Subsidiaries is in breach of any of such Concessions, other than breaches that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.13 Intellectual Property.

(a) Schedule 5.13(a) of the Disclosure Schedules sets forth a true and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries that is registered or subject to an application for registration (the “Owned Intellectual Property”).

(b) The Company and its Subsidiaries own or otherwise hold valid rights to use all material Intellectual Property used in the operation of their businesses as currently conducted (including, for the avoidance of doubt, all Software used in connection with the monitoring, operation and maintenance of the Company Satellites), free and clear of all Encumbrances, other than Permitted Encumbrances and any such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) No material Action is pending or, to the Knowledge of the Company, threatened that asserts that the use or exploitation by the Company or any of its Subsidiaries of any Intellectual Property infringes the Intellectual Property rights of any other Person. To the Knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ businesses does not infringe or otherwise conflict with the Intellectual Property rights of any other Person. To the Knowledge of the Company, none of the Owned Intellectual Property is being infringed or otherwise used or being made available for use by any Person without a license or permission from the Company, except as set forth in Schedule 5.13(c) of the Disclosure Schedules.

(d) The Company and each of its Subsidiaries have taken all actions reasonably necessary to maintain the Owned Intellectual Property. The Company and each of its Subsidiaries have taken commercially reasonable actions to maintain the secrecy of all confidential Intellectual Property owned by the Company or any of its Subsidiaries. None of the Company or its Subsidiaries is using any Owned Intellectual Property material to their business in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Owned Intellectual Property.

(e) To the Knowledge of the Company, except as set forth in Schedule 5.13(e) of the Disclosure Schedules, no Software created and owned by the Company uses open source Software in a way that grants to any third party the right to require that other Software incorporated into, derived from or distributed with such open source Software be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge.

(f) The Company and each of its Subsidiaries are in compliance with all material contractual and legal requirements pertaining to data protection or information privacy and security, including any privacy policy concerning the collection or use of such data or information used in their business. The Internal IT Systems are in good repair and operating condition, and are adequate and suitable for the purposes for which they are being used or held for use. As used in this paragraph, the term “Internal IT Systems” means the hardware, Software, network and telecommunications equipment and Internet-related information technology infrastructure owned or leased by the Company or any of its Subsidiaries and used in conducting the Company’s or any of its Subsidiaries’ business.

(g) No representation or warranty is being made in this Section 5.13 with respect to any Company Satellite to the extent that the subject matter of such representation or warranty in this Section 5.13 is addressed in Section 5.14.

Section 5.14 Company Satellites.

(a) Schedule 5.14(a) of the Disclosure Schedules sets forth a true and complete list, by orbital location, of each Company Satellite (listing the number and type of Transponders thereon) which are free and clear of any Encumbrance (other than Permitted Encumbrances). The Company has made available to Buyer true and correct copies of the “Health Status Reports” for Company Satellites (including those given to underwriters) included in Schedule 5.14(a) of the Disclosure Schedules (and, prior to the date of this Agreement, there have not been any other “Health Status Reports” for a Company Satellite since the Health Status Report with respect to such Company Satellite included in Schedule 5.14(a)), its projections with respect to fuel or design life expectations developed in the ordinary course of operation of the Company Satellites, a list of all waivers (if any) from the performance specifications for a Company Satellite under its construction contract, a description of all material anomalies occurring and observed on the Company Satellites of which the Company has Knowledge since their respective launches and a description of all actions taken with respect thereto (collectively, the “Satellite Health Data”). The Satellite Health Data, as of the date of issuance, was accurate and complete in all material respects and, to the Knowledge of the Company, presents a fair depiction of the health and operational status of the Company Satellites as of such date of issuance. The Company has no Knowledge of material anomalies experienced by Company Satellites that are not disclosed in the Satellite Health Data. The construction of the satellite referred to as “Satmex 7” is on schedule and delays in its delivery are not expected. There have been no material problems or concerns in respect of the construction or delivery of the satellite referred to as “Satmex 7.”

(b) Schedule 5.14(b) of the Disclosure Schedules contains a summary, by orbital location, of the status of frequency registration at the International Telecommunication Union (“ITU”), of each Company Satellite and each advanced published satellite filed on behalf of the Company, including the identity of the sponsoring administration and the frequency bands covered. Except as set forth in Schedule 5.14(b) of the Disclosure Schedules, as of the date hereof, the Company has no Knowledge of any material and significant conflicting claim(s) with respect to its rights to use the frequency assignment(s) described in its ITU filings at any such orbital location(s).

(c) The Company has made certain usufructo commitments for the benefit of Loral Skynet pursuant to the Contracts set forth on Schedule 5.14(c) of the Disclosure Schedules.

(d)

(i) The Company’s existing and planned satellite networks operate or are planned to operate at four orbital slots, as follows: (A) at 113 degrees W.L: (B) at 116.8 degrees W.L.; (C) at 114.9 degrees W.L. and (D) 117 degrees W.L. The C-band, Ext C band, Ku-band, Ext Ku Band, L band and Ka-band payloads of such networks are referred to herein as the “Company’s Existing and Planned Networks”.

(ii) With respect to coordination of the Company’s Existing and Planned Networks: (A) Solidaridad 2, Satmex 5, Satmex 6, and Satmex 8 have been fully coordinated in all material respects in accordance with the ITU Radio Regulations and applicable Mexican laws and regulations and is recorded in the ITU Master International Frequency Register (the “MIFR”); (B) except as set forth on Schedule 5.14(d)(ii)(B) of the Disclosure Schedules, the coordination of each of Satmex 7, Satmex 9, and Satmex 10 in all material respects in accordance with the ITU Radio Regulations and applicable Mexican laws and regulations is in process, and to the Knowledge of the Company, there is no reason or circumstance that would preclude each of Satmex 7, Satmex 9, and Satmex 10 from being fully coordinated in all material respects in accordance with the ITU Radio Regulations and applicable Mexican laws and subsequently recorded in the MIFR; and (C) do not materially violate existing satellite operator-to-operator coordination agreements, including those with Loral Skynet, PanAmSat/Intelsat, Ltd., EchoStar, SES Americom/SES World Skies and Telesat. To the Knowledge of the Company, there are no pending requests for coordination that could reasonably have an adverse impact on the operation of the Company’s Existing and Planned Networks (including availability of radio-frequency spectrum or operational power levels).

Section 5.15 Taxes. Except as disclosed in Schedule 5.15 of the Disclosure Schedules:

(a) All material Tax Returns that were required to have been filed by the Company or any of its Subsidiaries have been duly and timely filed with the appropriate Tax Authorities (taking into account all valid extensions of time). All such Tax Returns are complete and correct in all material respects. All Taxes of the Company and its Subsidiaries (whether or not reflected on such Tax Returns) required to be paid have been duly and timely paid. All material Tax Returns filed with respect to Tax years of the Company and its Subsidiaries through the Tax year ended December 31, 2007 have been examined and closed or are Tax Returns with respect to which applicable period for assesment under applicable law, after giving effect to extensions or waivers, has expired. Schedule 5.15(a) of the Disclosure Schedule lists all of the jurisdictions in which material Tax Returns with respect to the Company or any of its Subsidiaries were filed for the past five years, and complete copies of all such material Tax Returns have been made available to Buyer.

(b) (i) No Tax Return of the Company or any of its Subsidiaries (for a period with respect to which the statute of limitations period has not expired) has been the subject of a Tax Proceeding by a Tax Authority, (ii) no outstanding deficiencies, claims or issues have been asserted in writing, and no assessments have been made in writing, as a result of any examination of a Tax Return of the Company or any of its Subsidiaries by a Tax Authority , and (iii) there are no extensions or waivers of the statutes of limitations with respect to Taxes of the Company or any of its Subsidiaries that remain in effect (except for ordinary course extensions of time within which to file Tax Returns) and there is no written power of attorney with respect to Taxes of the Company or any of its Subsidiaries filed or entered into with any Tax Authority.

(c) There are no Encumbrances for Taxes on any of the properties or assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(d) None of the Company or any of its Subsidiaries has (i) been a member of an Affiliated Group of corporations or (ii) been included in any “consolidated”, “unitary” or “combined” Tax Return.

(e) All Taxes that the Company or any of its Subsidiaries has been required by Law to withhold have been withheld or collected, and have been duly or timely paid over to the appropriate Tax Authority to the extent due and payable.

(f) No written claim has ever been made by any Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such Person is or may be subject to Taxation by that jurisdiction.

(g) There are no Tax Agreements in effect as between the Company or any of its Subsidiaries, on the one hand, and any other party, on the other hand, other than such an agreement solely among the Company and one or more of the Company’s Subsidiaries (or solely among two or more of the Company’s Subsidiaries).

(h) The Company and its Subsidiaries retain all material Tax, accounting and corporate records required by law to support any Tax or accounting position, filing or claim that has been made by the Company and its Subsidiaries with respect to Taxes within the statutory period provided by applicable Tax Laws.

(i) All accounting entries (including charges and accruals) for Taxes with respect to the Company and its Subsidiaries reflected on the books of the Company and its Subsidiaries (excluding any provision for deferred income Taxes reflecting either differences between the treatment of items for accounting and income Tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books. Since the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books, neither the Company nor any of its Subsidiaries has engaged in any transaction, or taken any other action, other than in the ordinary course of business, that would reasonably be expected to result in a materially increased Tax liability or materially reduced Tax Asset.

(j) As of December 31, 2012, the Company had cumulative net operating losses for Mexican income Tax purposes of no less than MxP $5.6 billion as per Schedule 5.15(j) and a cumulative Mexican flat tax credit of no less than MxP $232 million as per Schedule 5.15(j) and that such losses and credits have not expired under applicable provisions of the Mexican income tax law and the Mexican flat tax law.

Section 5.16 Environmental Matters.

(a) The Company and its Subsidiaries are in material compliance with applicable Environmental Laws and material Environmental Permits, and all material Environmental Permits have been obtained, have not expired and neither the Company nor any of its Subsidiaries has received any written notice regarding the revocation, termination, cancellation, suspension or amendment of any material Environmental Permit or alleging the Company or any of its Subsidiaries is not in material compliance with any material Environmental Permit.

(b) There are no pending or, to the Company’s Knowledge, threatened material Environmental Claims that have been asserted against the Company or any of its Subsidiaries.

(c) The representations and warranties contained in this Section 5.16 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related to the Company or any of its Subsidiaries.

(d) For purposes of this Agreement:

(i) “Environmental Claim” means any and all Actions, liens, written notices, written complaints, or docketed legal proceedings, whether criminal, administrative or civil, against the Company or any of its Subsidiaries based upon, alleging, asserting, or claiming any actual or potential (A) violation of any Environmental Law, (B) violation of any Environmental Permit or (C) liability under any Environmental Law for soil or groundwater contamination and/or remediation, investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, property damage, personal injury, fines, or penalties arising out of, based on, resulting from, or related to the presence, release, or threatened release into the environment, of any hazardous material, waste, substance or contaminant, or any components thereof.

(ii) “Environmental Laws” means any Laws of any Governmental Authority in effect as of the date hereof relating to pollution or protection of the environment.

(iii) “Environmental Permits” means all Permits required under any applicable Environmental Law to operate the Company or any of its Subsidiaries.

Section 5.17 Material Contracts.

(a) Schedule 5.17 of the Disclosure Schedules lists each of the following Contracts and all amendments, modifications and supplements thereto to which the Company and its Subsidiaries are a party as of the date of this Agreement (such Contracts and agreements as described in this Section 5.17(a) being “Material Contracts”):

(i) all Contracts relating to Indebtedness in each case involving amounts in excess of $1,000,000;

(ii) all Contracts between or among the Company or any of its Subsidiaries, on the one hand, and any of the Sellers or any officer or director of the Company or its Subsidiaries, on the other hand, involving amounts in excess of $500,000 (other than benefit plans or Contracts made in the ordinary course of business);

(iii) all Contracts relating to the settlement of any material litigation or legal or regulatory proceeding pursuant to which the Company or its Subsidiaries, or the properties and assets of the Company or its Subsidiaries, is subject to any existing outstanding or potential liability in excess of $1,000,000;

(iv) all Contracts containing any provision or covenant prohibiting or limiting the ability of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area or during any period of time (including, without limitation, any “right of first offer”, “right of first refusal” or other similar restrictive provision or covenant);

(v) all material joint venture, partnership, shareholders’ or similar agreements or arrangements and all Contracts relating to any merger or other business combination that contain representations, warranties, covenants, indemnities or other obligations that are still in effect;

(vi) all Contracts relating to material Intellectual Property owned or licensed by the Company or any of its Subsidiaries (other than licenses (A) for commercially-available software or (B) that do not require payments by the Company or any of its Subsidiaries in excess of $500,000 per year or $1,000,000 over the term of such Contract);

(vii) all of the Company TAAs;

(viii) all Contracts with any employee, consultant or independent contractor of the Company or any of its Subsidiaries providing for a commitment of employment or rendering of services for a specified or unspecified term and all Contracts otherwise relating to employment or the rendering of services of such employees, consultants or independent contractors, or the termination thereof, including, without limitation, individual change of control, severance and similar agreements, in each case involving amounts in excess of $500,000, other than those Contracts dealing solely with payments or benefits that are required by applicable Law;

(ix) all other Contracts that provide for payment or receipt by the Company or any of its Subsidiaries of more than $2,000,000 per year, including any such Contracts with customers or clients; and

(x) any Contract relating to the procurement or launch of a satellite, including any options relating thereto.

(b) Complete copies of each written Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Buyer.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law), each Material Contract is valid and binding on the Company or the applicable Subsidiary, as the case may be, and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any counterparty thereto, is in breach of, violation of, or (with or without notice of lapse of time or both) default under, any Material Contract to which it is a party, except for such breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company, any Subsidiary of the Company or, to the Knowledge of the Company, any other party to a Material Contract has provided or received any notice of any intention to terminate any such Material Contract (including as a result of the transactions contemplated by this Agreement), and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder.

Section 5.18 Brokers; Commercially Sensitive Information.

(a) Except for Credit Suisse and Goldman, the fees and expenses of which will be paid by the Company, no broker, finder or investment banker was engaged in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

(b) The Company has not provided, and to its Knowledge none of its Representatives has provided, any Commercially Sensitive Information to any of Intelsat S.A., SES S.A., StarOne S.A., Hispasat S.A. or Telesat Holdings Inc., or any of their respective

Affiliates or Representatives, in connection with discussions or negotiations with respect to a Potential Transaction. “Commercially Sensitive Information” means the Company’s or its Subsidiaries’ customer names, and the pricing, volumes, and duration terms with respect to such named customer’s purchase or lease of capacity on Company Satellites; provided, however, that Commercially Sensitive Information does not include (i) the Confidential Information Memorandum, dated as of May 2013, provided to potential buyers in connection with a Potential Transaction and any information contained therein, (ii) any information disclosed orally or in writing in management presentations occurring prior to July 17, 2013 in connection with a Potential Transaction and (iii) any information posted to the Company’s Intralinks datasite (related to a Potential Transaction) prior to noon (Eastern Time) on July 17, 2013.

Section 5.19 Affiliate Transactions. Except as set forth on Schedule 5.19 of the Disclosure Schedules, there are no material Contracts between the Company or any of its Subsidiaries, on the one hand, and any Seller or officer or director or Affiliate (other than the Company or any of its Subsidiaries) of any Sellers or of any Seller or of any shareholder of any Seller, on the other hand. Each of the Contracts listed in Schedule 5.19 of the Disclosure Schedules was entered into on an arm’s length basis.

Section 5.20 Exclusivity of Representations and Warranties. Except for the representations and warranties of the Company contained in this Agreement (as modified by the Disclosure Schedules and the Company SEC Documents), neither the Company nor any other Person is making any representation or warranty on behalf of the Company of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, assets or liabilities of any of the Acquired Companies). The Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or Representatives. Except for the representations and warranties and covenants of the Company contained in this Agreement (as modified by the Disclosure Schedules and the Company SEC Documents), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (whether orally or in writing, in any data room relating to the transactions contemplated by this Agreement, in management presentations, functional “break-out” discussions, responses to questions or requests submitted by or on behalf of Buyer or in any other form in consideration or investigation of such transactions) to Buyer or its Affiliates or Representatives (including any opinion, information, forecast, projection, or advice that may have been or may be provided to Buyer or its Affiliates or Representatives by any director, officer, employee, agent, consultant, or Representative of any of the Acquired Companies).

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Sellers and the Company as follows:

Section 6.1 Organization; Legal Capacity. Buyer represents and warrants that (a) it is a société anonyme duly organized, validly existing and in good standing under the Laws of France and has all necessary power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, (b) it is not a Tax resident of Mexico under Mexican Tax Law, and (c) it does not have a permanent establishment (as defined under Mexican Tax Law) in Mexico.

Section 6.2 Authority. Buyer has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by Buyer. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 6.3 Qualification. Buyer satisfies, or will satisfy (subject to Section 6.4 below and in accordance with Section 7.5 hereof) prior to the Closing, all ownership requirements and restrictions under applicable Law, including, without limitation, the Ley General de Sociedades Mercantiles (the General Law of Commercial Companies of Mexico) relating to the Acquired Companies.

Section 6.4 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the certificate of incorporation or by-laws of Buyer;

(ii) subject to the filings and other matters referred to in Section 6.4(b) and assuming that the consents, approvals and authorizations referred to in Section 6.4(b) are duly and timely made or obtained, conflict with or violate any Law applicable to Buyer or by which any property or assets of Buyer is bound; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or cause or permit the acceleration of the maturity of, or give rise to any right of termination, cancellation, imposition of fees or penalties under, or require any consent of any Person pursuant to, any material Contract to which Buyer is a party or by which any assets and properties of Buyer is bound;

except, in the case of clauses (ii) and (iii) above, to the extent that any such conflicts, violations, breaches, defaults or other occurrences would not, individually or in the aggregate, reasonably be expected to materially delay or prohibit the consummation of the transactions contemplated by this Agreement by Buyer.

(b) Buyer is not required to file, seek or obtain any material notice, authorization, approval, order, permit, action or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Buyer of this Agreement or the consummation of the transactions contemplated hereby, except as set forth on Schedule 6.4(b) or where the failure to obtain or take such actions would not, individually or in the aggregate, reasonably be expected to materially delay or prohibit the consummation of the transactions contemplated by this Agreement by Buyer.

Section 6.5 Litigation. There is no Action by or against Buyer or any of its Subsidiaries pending or, to the knowledge of Buyer, threatened that would, individually or in the aggregate, reasonably be expected to materially delay or prohibit the consummation of the transactions contemplated by this Agreement by Buyer.

Section 6.6 Financing. Buyer has sufficient funds to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that the obligation of Buyer to consummate the transactions contemplated hereby is not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing of any type.

Section 6.7 Brokers. Except for Perella Weinberg Partners, the fees of which will be paid by Buyer, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer.

Section 6.8 Investment Intent. Buyer (and with respect to the Satmex – SBS Transaction and Satmex – EJA Transaction, Dutchco) is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the Securities Act or the rules and regulations thereunder, or any applicable securities or “blue sky” Laws. Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of other than in accordance with the Securities Act or the rules and regulations thereunder, or any applicable securities or “blue sky” Laws. Buyer is an “accredited investor” as defined in Rule 501 under the Securities Act and is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 6.9 Buyer’s Investigation and Reliance. Buyer is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Acquired Companies and the transactions contemplated hereby, which investigation, review and analysis were conducted by Buyer with expert advisors, including legal counsel, that it has engaged for such purpose. Buyer is not relying on any statement, representation or warranty, oral or written, express or implied, at law or in equity, made by the Sellers or the Company or any of their Affiliates or Representatives in respect of the Shares, the Company, Dutchco, Mexico Holdings, the Company’s Subsidiaries, or any of the Company’s, the Company’s Subsidiaries’, Dutchco’s or Mexico Holdings’ respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), except for the representations, warranties and covenants expressly set forth in this Agreement (as modified by the Disclosure Schedules and the Company SEC Documents) and in any certificate delivered pursuant to Section 8.3. Buyer acknowledges and agrees that each Seller and the Acquired Companies have specifically disclaimed, any representations, warranties or agreements in respect of the Shares, the Company, Dutchco, Mexico Holdings, the Company’s Subsidiaries, or any of the Company’s, the Company’s Subsidiaries’, Dutchco’s or Mexico Holdings’ respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise) made by any Representative of the Sellers or the Acquired Companies, except as expressly set forth in this Agreement and subject to the limitations provided herein. All representations and warranties set forth in this Agreement are contractual in nature only. None of the Sellers, any Acquired Company or any of their respective Affiliates or Representatives shall have any liability to Buyer or any of its Affiliates or Representatives resulting from the use of any information, documents or materials made available to Buyer, whether orally or in writing, in any confidential information memoranda, “data rooms”, management presentations, due diligence discussions or in any other form in expectation of the transactions contemplated by this Agreement, except as set forth in this Agreement. None of the Sellers, any Acquired Company or any of their respective Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Acquired Companies. Buyer acknowledges that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts). Buyer acknowledges that, should the Closing occur, Buyer shall acquire the Shares without any representation or warranty, including, without limitation, any representation and warranty as to merchantability or fitness for any particular purpose of the respective assets of the Acquired Companies, on an “as is” and “where is” basis, except as expressly set forth in this Agreement (as modified by the Disclosure Schedules and the Company SEC Documents) and in any certificate delivered pursuant to Section 8.3(c).

Section 6.10 Withholding. As of the Execution Date, Buyer represents and warrants that it does not expect to make any withholding of Tax on the Equity Purchase Price.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business Prior to the Closing. Between the date of this Agreement and the Closing Date, except as set forth in Schedule 7.1, unless Buyer shall otherwise agree in writing, the business of the Acquired Companies shall be conducted only in the ordinary course of business in all material respects consistent with past practice, and the Acquired Companies shall use their respective commercially reasonable efforts to preserve intact their respective business, assets and the relationships with customers, in all material respects, and to keep available the services of their present officers and significant employees. Without limiting the generality of the foregoing, and except as contemplated or required by this Agreement or as otherwise set forth in Schedule 7.1, in each case between the date of this Agreement and the Closing Date, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), none of the Acquired Companies shall:

(a) amend or otherwise change their estatutos sociales or statuten (by-laws) or other organizational documents (other than as required by Law);

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary of the Company to the Company;

(c) issue, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any ownership interest in the Acquired Companies, or make any other change with respect to the capital structure of the Acquired Companies or modify any ownership interests or any option, warrant, convertible or exchangeable security or right relating thereto of or pledge or otherwise encumber any ownership interest in the Acquired Companies;

(d) make any changes in the lines of business in which the Acquired Companies participate or are engaged as of the date hereof;

(e) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, other business organization or division thereof or any assets other than in the ordinary course of business, in each case that is material, individually or in the aggregate, to the Acquired Companies taken as a whole;

(f) adopt a plan of complete or partial liquidation, reorganization, dissolution, merger, consolidation or recapitalization of the Acquired Companies;

(g) incur any Indebtedness such that the total amount of Indebtedness incurred between the date of this Agreement and the Closing exceeds, in the aggregate, $2,500,000 (other than (i) purchase money Indebtedness incurred in the ordinary course of business and (ii) accrued interest under any notes issued under the Indenture);

(h) enter into (i) any satellite capacity Contract other than, with respect to this clause (i) only, such Contracts that are entered into in the ordinary course of business on terms consistent with past practice; provided, that any such Contract to be entered into outside of the ordinary course of business or on terms not consistent with past practice shall require the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), (ii) any Contract for the purchase of a new satellite, (iii) any Contract for the sale or lease of a Company Satellite; or (iv) any other Contract not of the type described in clauses (i), (ii) or (iii) with any Person other than, with respect to this clause (iv) only, Contracts that (A) are entered into in the ordinary course of its business and (B) do not impose payment obligations on the Acquired Companies of more than $500,000 per year or $1,000,000 over the term of such Contract and (C) do not have a term of longer than one year;

(i) amend or modify in any material respect, or terminate, violate, breach or default under any Concession;

(j) amend or modify in a manner that is materially adverse to the Company and its Subsidiaries, or terminate, any Material Contract;

(k) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $1,000,000 or capital expenditures that are, in the aggregate, in excess of $2,000,000 for the Acquired Companies taken as a whole;

(l) (i) grant or announce any increase in the salaries, bonuses, severance or other benefits payable by the Acquired Companies to any of their respective officers, directors or employees or (ii) grant any increase in any pension, retention, insurance or other benefit payment or arrangement (including awards, option grants or appreciation rights) made to or with any of their respective officers, directors or employees, other than, in each case of (i) and (ii), customary increases in the ordinary course of business consistent with past practice or to the extent that any of the Acquired Companies are contractually obligated to do so (including pursuant to any Employee Plan) or are required to do so by applicable Law;

(m) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(n) establish any compensation or benefit plan, program, policy, practice, arrangement or agreement on behalf of any individual providing services to the Acquired Companies, other than in the ordinary course of business consistent with past practice or to the extent required to do so by applicable Law;

(o) (i) make, change or revoke any material election (including any annual tax accounting period or method of tax accounting) relating to Taxes, (ii) settle or compromise any material Tax Proceedings, offset or other reduction in Tax liability, (iii) apply for any ruling relating to Taxes before any Tax Authority other than a confirmation or renewal of existing rulings, (iv) prepare any material Tax Returns in a manner that is inconsistent with past practice (v) incur any liability for Taxes other than in the ordinary course of business, or (vi) amend any material Tax Return or file any claims for Tax refund;

(p) materially modify its collection practices for any receivable or other right to payment or its payment practices for any payable from past practices in the ordinary course of business;

(q) change the orbital location of or de-orbit any Company Satellite, except that a Company Satellite may be moved or de-orbited in the case of a commercial transaction (provided that such change does not cause a Material Adverse Effect; provided further that Buyer’s consent thereto has been obtained), urgent operational circumstances, such as necessitated by a major failure, a demand by a Governmental Authority requiring immediate action, or a similar requirement beyond the Acquired Companies’ control;

(r) dispose of or incur any Encumbrance (other than a Permitted Encumbrance) on any assets or properties of the Company or any of its Subsidiaries (including any Company Satellite) in excess of $1,000,000, other than (i) the sale or other disposition of Enlaces Integra or any of its assets made substantially on the terms described in Schedule 7.1(r), (ii) sales or transfers of inventory or accounts receivable in the ordinary course of business consistent with past practice, (iii) in connection with any casualty or (iv) to the extent obsolete or no longer needed;

(s) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled payment date with respect to, or waive any right of the Acquired Companies under, any Indebtedness of or owing to the Acquired Companiesthat is an amount in excess of $1,000,000;

(t) (i) settle or compromise any pending or threatened litigation with any Person, which settlement involves equitable relief or a payment in excess of $1,000,000 individually or in the aggregate, which is not covered by insurance or is covered by insurance which contains a retroactive premium adjustment, or (ii) pay, discharge or satisfy any material claim or liability other than in the ordinary course of business consistent with past practice;

(u) grant any material license or sublicense, or dispose of, sell, encumber or otherwise transfer any rights under or with respect to any Owned Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business;

(v) cancel any material insurance policies, or fail to renew or replace any material insurance policies upon expiration or termination with substantially the same levels of coverage as exist on the date of this Agreement; or

(w) enter into any Contract to do or engage in any of the foregoing.

Section 7.2 Covenants Regarding Information.

(a) From the date hereof until the Closing Date, to the extent permitted by applicable United States export control Laws and the Company TAAs in place and upon reasonable notice, the Company and its Subsidiaries shall afford Buyer and its Representatives reasonable access to the Representatives, assets, properties and books and records (including Tax Returns, Tax information and records) of the Company and each of its Subsidiaries, the Company and its Subsidiaries shall furnish Buyer with all such information and data as Buyer may reasonably request (including copies of Contracts and such other financial, operating and other data and information); provided, however, that any such accessing or furnishing of information shall be conducted at Buyer’s expense, during normal business hours, under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of the Company and its Subsidiaries or with the operation or use (including by the Company’s customers) of the Company Satellites or risk harm to them. All of such information shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement, the provisions of which are by this reference hereby incorporated herein. Notwithstanding anything to the contrary in this Agreement, neither Company nor its Subsidiaries shall be required to disclose any information to Buyer or its Representatives if such disclosure would, in the opinion of outside counsel for the Company, (i) jeopardize any attorney-client or other legal privilege or (ii) violate any applicable Laws (including antitrust or competition Laws), fiduciary duty or Contract entered into prior to the date hereof (provided that the Sellers and the Company shall use commercially reasonable efforts to seek the consent of the counterparties to any Contracts prohibiting such disclosure).

(b) In order to facilitate the resolution of any claims made against or incurred by any Seller (as it relates to any of the Acquired Companies), for the later of five (5) years after the Closing or until the resolution of such claim which was initiated during such five (5) year period, Buyer shall (i) retain the books and records relating to the Acquired Companies relating to periods prior to the Closing and (ii) afford each Seller and its Representatives reasonable access (including the right to make, at such Seller’s expense, photocopies), during normal business hours, to such books and records.

Section 7.3 Books and Records. The Sellers shall at, or reasonably promptly after, the Closing, provide to Buyer all of the books and records of the Acquired Companies that are in the possession of the Sellers or their Representatives; provided, that the Sellers shall be entitled to retain copies of such books and records delivered to Buyer pursuant to this Section 7.3. The Sellers shall keep such copies of the books and records of the Acquired Companies confidential and shall not disclose them other that to its directors, officers, employees, counsel and agents that have been informed of the confidential nature of such documents and instructed to maintain such documents confidential. The Seller will be responsible for any action taken by any Person to whom it discloses such copies that would b deemed a breach of this obligation. In the event that any of the Sellers, or its directors, officers, employees, counsel or agents, is requested or required, in connection with any proceedeng by or before a Governmental Authority to disclose such copies of the books and records of the Acquired Companies, such Seller shall give the Company and the Buyer prompt written notice of such request or requirement so that the Company or Buyer may seek an appropriate order or other remedy protecting such copies of the books and records of the Acquired Companies, and such Seller will cooperate the Company and Buyer to obtain such protective order or other remedy.

Section 7.4 Update of Disclosure Schedules. The Sellers, Dutchco, Mexico Holdings and the Company shall have the right from time to time prior to the Closing to supplement or amend the Disclosure Schedules with respect to any matter hereafter arising or events or conditions arising after the date hereof and prior to the Closing. If the Sellers, Dutchco, Mexico Holdings or the Company supplement or amend the Disclosure Schedules pursuant to this Section 7.4 and disclose an event, which occurrence or failure to occur makes it impossible for the Sellers and the Company to satisfy the condition set forth in Section 8.3(a), then Buyer shall have the right to terminate this Agreement by providing written notice of such termination to the Sellers and the Company within ten (10) Business Days of Buyer’s receipt of the updated Disclosure Schedules, with such termination being Buyer’s sole and exclusive remedy relating to any matters set forth in the updated Disclosure Schedules. If Buyer fails to provide written notice of such termination to the Sellers and the Company within ten (10) Business Days of Buyer’s receipt of the updated Disclosure Schedules, then the Disclosure Schedules shall be deemed to have been amended to include the updated matters, to have qualified the representations and warranties in Article III, Article IV and Article V and to have cured any misrepresentation or breach of representation or warranty for purposes of determining whether or not the conditions set forth in Article VIII have been satisfied. Nothing in this Agreement, including this Section 7.4, shall imply that the Sellers, Dutchco, Mexico Holdings or the Company is making any representation or warranty as of any date other than the date of this Agreement and the Closing Date.

Section 7.5 Consents and Filings; Further Assurances.

(a) Each of the parties shall use its commercially reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law to fulfill and perform its respective obligations in respect of this Agreement to cause the conditions to its respective obligations set forth in Article VIII to be fulfilled and otherwise to consummate and make effective the transactions contemplated by this Agreement. Each party shall, as promptly as practicable. (i) make, or cause to be made, all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law and (ii) use reasonable best efforts to obtain, or cause to be obtained (x) all consents, approvals, authorizations, opinions, qualifications, orders and clearance of Governmental Authorities that are set forth on Schedule 3.3(b), Schedule 4.1(d), Schedule 4.2(d), Schedule 5.3(b) or Schedule 6.4(b) and (y) obtain from Governmental Authorities and other Persons all other consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement; provided that (A) no Seller nor any of its Affiliates shall give any undertakings, make any commitments or enter into any agreements that would be binding upon Buyer or any of its Affiliates, including, after the Closing, the Company, without the prior written consent of Buyer and (B) neither Buyer nor any of its Affiliates shall be required to take any action that involves divestiture of an existing business of Buyer or any of its Affiliates, including, after the Closing, the Company, that involves unreasonable expense or that could reasonably be expected to impair the overall benefit expected to be realized from the consummation of the transactions contemplated by this Agreement. Buyer shall bear the costs of all filing fees and other charges for filing under applicable Laws by all parties. The Company hereby agrees (and agrees to cause its Subsidiaries and their Representatives) to cooperate with Buyer and its Representatives in providing all information and documents attributable to the Sellers, the Company or the Company’s Subsidiaries or relating to the business that are required under applicable Laws and to submit requests for any consents, approvals, authorizations, opinions, qualifications, orders and clearances required pursuant to applicable Laws.

(b) Promptly following the date hereof, the Company shall submit to DDTC a general correspondence letter notifying DDTC of the nature of the transactions contemplated under this Agreement, and seeking any authorizations required by the ITAR in order to consummate and make effective the transactions contemplated by this Agreement.

(c) To the extent the parties mutually agree in their sole and absolute discretion, the Company and Buyer shall use commercially reasonable efforts and cooperate to effect the addition of Buyer as a party or parties to any of the Company TAAs listed on Schedule 7.5(c), effective no earlier than, and conditioned upon, the Closing, provided that such action is acceptable to the U.S. sponsors of the Company TAA at issue and to DDTC. Buyer shall be responsible for paying all filing and administrative fees associated with such additions.

(d) Each of the parties shall promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other parties to review in advance any proposed communication by such party to any Governmental Authority. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to matters that are the subject of this Agreement unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to Section 7.2, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. Subject to Section 7.2, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

Section 7.6 Public Announcements. The parties hereto shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required to comply with applicable Law.

Section 7.7 Employee Matters.

(a) For a period of one (1) year from the Closing Date, Buyer shall, or shall cause the Company’s Subsidiaries to, provide to the employees or former employees (presently entitled to benefits) of the Company’s Subsidiaries, following the Closing, compensation (including performance-based incentive compensation) and employee benefits that in the aggregate are comparable or superior to those currently provided by the Company’s Subsidiaries to their employees, and Buyer shall, or shall cause the Company’s Subsidiaries to, provide to any such employee who is terminated during such period severance and benefits according to applicable Law. For a period of at least one (1) year from the Closing Date, Buyer shall, or shall cause the Company or its Subsidiaries, as applicable, to, honor the terms of existing employment, severance, change of control and salary continuation agreements between the Company or any of its Subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its Subsidiaries or group of such officers, directors, employees or consultants, in each case, to the extent the Company or any of its Subsidiaries would have been required to perform such agreement.

(b) For a period of one (1) year from the Closing Date, Buyer shall, or shall cause the Company’s Subsidiaries to, honor all unused vacation, holiday, sickness and personal days accrued by the employees of the Company’s Subsidiaries under the policies and practices of the Company’s Subsidiaries. In the event of any change in the welfare benefits provided to any employee of the Company’s Subsidiaries under any plan, Buyer shall, or shall cause the Company’s Subsidiaries to, (i) waive, to the extent such waiver may be obtained in commercially reasonable terms, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their covered dependents under such plan (except to the extent that such conditions, exclusions or waiting periods would apply under such Subsidiaries’ then existing plans absent any change in such welfare coverage plan) and (ii) provide each such employee and his or her covered dependents with credit for any co-payments and deductibles paid prior to any such change in coverage in satisfying any applicable deductible or out-of-pocket requirements under such new or changed plan. Buyer shall, or shall cause the Company’s Subsidiaries to, provide each employee of the Company’s Subsidiaries with credit for all service with the Company’s Subsidiaries under each employee benefit plan, policy, program or arrangement in which such employee is eligible to participate, except to the extent that it would result in a duplication of benefits with respect to the same period of services.

(c) The parties agree that the provisions of this Section 7.7 are not intended to, and do not, limit any employee-related obligations of the Company’s Subsidiaries that arise under applicable Mexican Law.

(d) At the Closing, (i) all awards under the SMVS Administración S. de R.L. de C.V. 2011 Long-Term Cash Incentive Plan shall vest, and (ii) the Company shall cause SMVS Administración, S. de R.L. de C.V. (“SMVS”) to pay to each Person listed in the letter delivered separately by the Sellers, Dutchco, Mexico Holdings and the Company to the Buyer on the date hereof the amount due to each of them under such plan and in accordance with such letter. Immediately prior to the Closing, the Company shall make a non-taxable capital contribution to the equity of SMVS in an amount sufficient for SMVS to pay to each Person listed in the letter delivered separately by the Sellers, Dutchco, Mexico Holdings and the Company to the Buyer on the date hereof the amount due to each of them under such plan and in accordance with such letter.

Section 7.8 Directors’ and Officers’ Insurance.

(a) The Company shall purchase prior to the Closing Date and maintain in effect beginning on the Closing and for a period of not less than six (6) years thereafter without any lapses in coverage a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any of the Acquired Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement or as of the Closing with respect to matters occurring at or prior to the Closing; so long as the premium payable for such “tail” policy does not exceed of two times in the aggregate of the annual premiums that would otherwise be payable over such six (6) year period at the Company’s current rates payable for equivalent coverage. Such policy shall provide coverage that is at least equal to the coverage provided under the Acquired Companies’ current directors’ and officers’ liability insurance policies.

(b) Buyer covenants, for itself and its successors and assigns, that, after the Closing, it shall not institute any Action against any of the current directors of any of the Acquired Companies, in their capacity as such, with respect to any liabilities, actions or causes of action, judgments, claims or demands of any nature or description (consequential, compensatory, punitive or otherwise), in each such case to the extent resulting from their approval of this Agreement or the transactions contemplated hereby.

(c) All rights to indemnification existing in favor of the persons who are now, or have been at any time prior to the date hereof or who became prior to the Closing Date, an officer or director of any of the Acquired Companies as provided in the Acquired Company’s governing documents and all indemnification agreements between such persons and the applicable Acquired Company as in effect on the date of this Agreement, unless terminated pursuant to the terms of this Agreement, for acts or omissions occurring prior to the Closing, shall be assumed and performed by Buyer and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law. No Acquired Company shall amend, repeal or otherwise modify indemnification, liability limitation or exculpation provisions of the Acquired Companies’ governing documents after the Closing Date in any manner that could adversely affect the rights thereunder of an individual who, as of the Closing Date or at any time prior to the Closing Date, was a director, officer, employee or agent of any Acquired Company, unless such modification is required by applicable Law. To the maximum extent permitted by applicable Law, such indemnification, liability limitation and exculpation shall be mandatory rather than permissive, and the applicable Acquired Company shall advance expenses in connection with such indemnification as provided in the governing documents or other applicable agreements of such Acquired Company. If the Acquired Companies or any of their respective successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, the applicable Acquired Company shall cause proper provision to be made so that the successor and assign of such Acquired Company or its Subsidiaries, as the case may be, assumes the obligations set forth in this Section 7.8.

(d) The current and former directors, officers, employees and agents of each Acquired Company entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.8 are express, third-party beneficiaries of this Section 7.8. This Section 7.8 shall survive the Closing and be binding on all successors and assigns of any Acquired Company.

(e) The provisions of this Section 7.8 are in addition to, and not in lieu of, any other rights to indemnification, liability limitation or exculpation that any current or former director, officer, employee or agent of any of the Acquired Companies may be entitled to or hereafter acquire under any Law, agreement or provision of the governing documents of such Acquired Company.

Section 7.9 Exclusivity. The Acquired Companies and the Sellers shall immediately cease any existing discussion or negotiation with any Persons (other than Buyer and its Representatives) conducted prior to the date of this Agreement with respect to any proposed, potential or contemplated acquisition of the capital stock or assets and properties of the Company, Dutchco or Mexico Holdings (any such transaction, a “Potential Transaction”). The Acquired Companies and the Sellers shall refrain from taking, directly or indirectly, any action (x) to solicit or initiate the submission of any proposal or indication of interest relating to a Potential Transaction with any Person (other than Buyer), (y) to participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, a Potential Transaction (or any proposal or indication of interest relating thereto) with any Person (other than Buyer and its Representatives), or (z) to authorize, engage in or enter into any agreement or understanding (other than with Buyer) with respect to a Potential Transaction (or any proposal or indication of interest relating thereto). Promptly after the execution of this Agreement, the Company shall make demands to each Person (other than Buyer and its Representatives) to whom information or documentation was provided in connection with discussions or negotiations with respect to a Potential Transaction to return or destroy all such information and documentation in accordance with the terms of such Person’s nondisclosure agreement with the Company.

Section 7.10 Tax Matters.

(a) Withholding. Buyer will notify the Sellers’ Representative in writing, within a commercially reasonable time period of becoming aware of an obligation under applicable Tax Law requiring Buyer to withhold Tax on the Equity Purchase Price (including as a result of facts and circumstances other than facts related to Buyer as described in Section 6.1), that Buyer intends to withhold Tax on the Equity Purchase Price and Buyer will describe such facts or Tax Law in such notice; and Buyer will be entitled to withhold Tax on the Equity Purchase Price provided that Buyer has delivered such notice to the Sellers’ Representative. If the Sellers’ Representative is so notified in writing, Buyer and Sellers’ Representative will, in good faith, (i) promptly attempt to resolve disputes (if any) regarding whether and the extent to which withholding of any such Tax may be required and (ii) cooperate with each other in order to minimize or eliminate any such potential withholding of Tax (or obtain any applicable Tax refunds or credits). Subject to the first two sentences of this Section 7.10(a), Buyer will be entitled to make any withholding of Tax, to the extent required by applicable Tax Law, on the Equity Purchase Price, and any amounts so withheld will be paid over to or deposited with the relevant Tax Authority, and such amounts will be treated for all purposes of this Agreement as having been paid to the applicable Sellers. Buyer shall furnish to the applicable Sellers official receipts (or copies thereof) evidencing the payment of any such Taxes. Notwithstanding the foregoing, Buyer will make no withholding of any Tax on the Equity Purchase Price (or will make an appropriate gross-up payment with respect to such withholding so that the sum payable will be increased by the amount necessary so that after making all required withholding, including withholding applicable to additional sums payable under this gross-up payment, each Seller shall receive an amount equal to the sum it would have received had no such withholding been made) if such withholding would not be required but for (x) a breach of the representations in Sections 6.1 or 6.10 or (y) a failure of Buyer to comply with the requirements of Section 11.15.

(b) Cooperation. Buyer and its Affiliates (including after the Transactions, the Acquired Companies), and Sellers shall provide each other with such cooperation and information as any of them reasonably may request in connection with any Tax matters relating to any of the

Acquired Companies, including as may be necessary to facilitate Tax reporting by indirect shareholders during their ownership of such entities. Such cooperation and information will include providing necessary financial or Tax information or timely signing and delivering upon request such certificates or forms that are necessary to establish an exemption from (or otherwise reduce) Taxes, or an exemption from (or an extension in respect of) an obligation to file Tax Returns. Any information obtained under this Section 7.10(c) will be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding. The costs of such cooperation and information gathering shall be borne by the requesting party.

(c) Election. Buyer agrees that no election pursuant to Section 338 of the Code (or any similar election under state or local Laws of any jurisdiction within the United States) shall be made with respect to the Company (or any of its Subsidiaries) or Mexico Holdings in connection with the Transactions without the prior written consent of the Sellers’ Representative.

(d) Tax Agreements. Prior to the Closing Date, the Sellers shall terminate or cause to be terminated all Tax Agreements to which any of the Acquired Companies is a party such that none of the Acquired Companies shall have any obligations thereunder following the Closing.

(e) Dutchco Tax Indemnity. Dutch Coop shall indemnify and hold harmless Dutchco from and against (A) any liability of Dutchco to make an actual payment of Tax (a “Tax Liability”) pursuant to article 39 of the Dutch tax collection act (Invorderingswet 1990), and (B) any liability for Tax of Dutchco in respect of any period prior to the Closing Date during which period Dutchco is subject to Tax on a stand-alone basis as a result of a termination prior to the Closing Date of the Dutch fiscal unity (fiscale eenheid) in respect of Dutch Coop and Dutchco. The indemnity in this Section 7.10(e) shall not apply to a Tax Liability if and to the extent that such Tax Liability arises (or is increased) as a consequence of any failure by the Buyer to comply with any of its obligations under Section 7.10(f).

(f) Dutch Coop Fiscal Unity. Without prejudice to the indemnity of Section 7.10(e)(A), Dutch Coop and Buyer agree that the Dutch fiscal unity (fiscale eenheid) in respect of Dutch Coop and Dutchco shall terminate on the Closing Date. Buyer and its Affiliates (including after the Closing Date, Dutchco) and Dutch Coop shall not take any position on a Tax Return or other communication with any Tax Authority that is inconsistent with such agreed termination date. Dutch Coop shall prepare a draft opening balance sheet of Dutchco for Tax purposes as per the agreed termination date (the “Opening Balance Sheet”). Dutch Coop shall deliver the draft Opening Balance Sheet to Buyer within thirty (30) Business Days after the Closing Date. The acquisition price of the participation (kostprijs deelneming) in the Company and Mexico Holdings in the Opening Balance Sheet shall not be changed from the acquisition price (kostprijs deelneming) reported by Dutch Coop, in its capacity as head of the fiscal unity, in the Tax Returns of the Dutch fiscal unity (fiscale eenheid) in respect of Dutch Coop and Dutchco, unless otherwise required by Law. Buyer and its Affiliates (including after the Closing Date, Dutchco), and any of their respective directors, employees, agents or advisers, shall not amend the Opening Balance Sheet, except as required by applicable Law.

(g) Tax Allocation. Buyer and its Affiliates (including after the Closing Date, the Company and its Subsidiaries, Dutchco and Mexico Holdings) and each Seller will not take any inconsistent position on any Tax Return with respect to the allocation to each Seller of the Equity Purchase Price as shown in Schedule 2.2, unless (i) there is no reasonable basis for such allocation under Mexican Tax Laws, or (ii) an inconsistent position is required pursuant to a final determination under Mexican Tax Laws.

(h) Tax Contest.

(i) Following the Closing, Buyer shall promptly notify the Sellers’ Representative in writing upon receipt by Buyer or any of its Affiliates of any written notice by a Tax Authority of any Tax audit, examination or assessment of the Company or its Subsidiaries, Dutchco or Mexico Holdings, which could result in a Seller having an indemnification obligation under Section 2.1(d) (“Tax Matter”); provided, however, that no delay on the part of Buyer in notifying the Sellers’ Representative will relieve any Seller from any obligation under Section 2.1(d), except to the extent such delay actually and materially prejudices such Seller.

(ii) Buyer and the Sellers’ Representative shall have the right, at their own expense and with counsel of their choice, to jointly represent the interests of the Company or any of its Subsidiaries, Dutchco or Mexico Holdings in any Tax audit or administrative or court proceeding relating to a Tax Matter, in which case neither Buyer nor the Sellers’ Representative may settle or compromise such Tax Matter without the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the other party. If the Sellers’ Representative does not notify Buyer of its election to participate in such audit or proceeding within fifteen (15) days after Buyer has given written notice of the Tax Matter to the Sellers’ Representative, Buyer may defend the Tax Matter in any manner it may deem appropriate; provided, however, that Buyer must reasonably defend the Tax Matter in good faith.

(i) Equity Purchase Price Adjustment. Any indemnity paid under this Agreement shall be treated by the parties as an adjustment to the Equity Purchase Price, to the extent permitted by applicable Law.

Section 7.11 Fulfillment of Conditions. The parties hereto will each use their reasonable best efforts to take all steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to their respective obligations contained in this Agreement. After the Closing each party hereto will execute and deliver such further instruments and all documents of conveyance and transfer of the Shares as any other party may reasonably request to effect, consummate, confirm or evidence the consummation of the transactions contemplated hereby.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 General Conditions. The respective obligations of Buyer, the Sellers and the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by the party for whose benefit such conditions exist in its sole and absolute discretion (with the Sellers’ Representative acting on behalf of all of the Sellers):

(a) No Violation. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order (whether temporary, preliminary or permanent), that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(b) Governmental Approvals. (i) Any waiting period (and any extension thereof) under any antitrust or competition laws set forth on Schedule 8.1(b) shall have expired or shall have been terminated resulting in an implicit approval or binding non-objection to the Transactions, and (ii) the consents and approvals set forth on Schedule 8.1(b) shall have been obtained.

Section 8.2 Conditions to Obligations of the Sellers and the Company. The obligations of the Sellers and the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Sellers’ Representative (acting on behalf of all of the Sellers) in its sole and absolute discretion:

(a) Representations and Warranties; Covenants. The representations and warranties of Buyer contained: (i) in this Agreement shall be true and correct in all material respects as of the date hereof; and (ii) in this Agreement or any certificate delivered pursuant hereto shall be true and correct in all material respects as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects as of such specified date, except (other than the representations and warranties in Sections 6.1 and 6.2, to which this exception shall not apply) where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “material adverse effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to materially delay or prohibit the consummation of the transactions contemplated by this Agreement by Buyer. Buyer shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

(b) Officers’ Certificate. The Sellers and the Company shall have received an officer’s certificate from Buyer, dated the Closing Date and signed by a duly authorized officer of Buyer, pursuant to which such officer certifies that the conditions described in Section 8.2(a) with respect to Buyer have been satisfied.

Section 8.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Buyer in its sole and absolute discretion:

(a) Representations and Warranties; Covenants. The representations and warranties of the Sellers, Dutchco, Mexico Holdings and the Company contained: (i) in this Agreement shall be true and correct in all material respects as of the date hereof; and (ii) in this Agreement or any certificate delivered pursuant hereto shall be true and correct in all material respects as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects as of such specified date, except (other than the representations and warranties in Sections 3.1, 3.2, 4.1(a), 4.1(b), 4.2(a), 4.2(b), 5.1, 5.2 and 5.4, to which this exception shall not apply) where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Sellers, Dutchco, Mexico Holdings and the Company shall have performed in all material respects all of their respective obligations and agreements and complied in all material respects with all of their respective covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

(b) MIRA Termination. On or prior to the Closing Date, the MIRA shall have been terminated with respect to the Company, Dutchco and Mexico Holdings in form and substance reasonably satisfactory to Buyer.

(c) No Satellite Material Adverse Change. No Satellite Material Adverse Change shall have occurred with respect to any Company Satellite. For purposes of this paragraph (c):

(i) “Anomaly” means, with respect to any Company Satellite, an event, condition or circumstance that results in a change to such Company Satellite’s system performance (for example, but without limitation, any event where a unit has failed, lost some redundancy, capacity or storage, is no longer able to perform as designed, or requires significant corrective actions to bring back on-line), which change is for any period of time under circumstances that make it clearly ascertainable or predictable, based on satellite industry engineering standards, that such change will result in the loss of transponder capacity on such Company Satellite; provided that any such event, condition or circumstance disclosed in the Satellite Health Data provided to the Buyer on or prior to the date of this Agreement shall not constitute an “Anomaly” to the extent such disclosure has sufficient details to enable the Buyer to determine the reasonably expected impact and consequences of the event, condition or circumstance.

(ii) “Satellite Material Adverse Change” means with respect to any Company Satellite (other than the satellites known as Solidaridad 1, Solidaridad 2 and Satmex 5), any change, circumstance, condition, event or effect that, individually or in the aggregate, (x) constitutes a total loss under the in-orbit insurance policy covering such Company Satellite, (y) is an Anomaly resulting in loss of 10% or more of transponder capacity on such Company Satellite as of the date of this Agreement, or (z) is an Anomaly that reduces the useful life of such Company Satellite by more than 10% of its useful life as of the date of this Agreement.

(d) Bylaws. The Company’s bylaws shall have been amended and restated so that the English translation thereof is substantially in the form attached hereto as Annex A-1, and such bylaws shall have become effective, and the ownership of the share capital of the Company after the effectiveness of such bylaws and immediately prior to the Closing shall be as set forth in Annex B-1. Mexico Holdings’ bylaws shall have been amended and restated so that the English translation thereof is substantially in the form attached hereto as Annex A-2, and such bylaws shall have become effective, and the ownership of the share capital of Mexico Holdings after the effectiveness of such bylaws and immediately prior to the Closing shall be as set forth in Annex B-2.

(e) Officer’s Certificate. Buyer shall have received an officer’s certificate from each of Dutchco, Mexico Holdings and the Company, dated the Closing Date and signed by a duly authorized officer of such entity, pursuant to which such officer certifies that the conditions described in Section 8.3(a) with respect to such entity and Section 8.3(c) with respect to the Company only, have been satisfied.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Buyer and the Sellers’ Representative;

(b) (i) by the Sellers’ Representative, if Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.1 or 8.2 and (B) cannot be or has not been cured within 15 days following delivery of written notice by the Sellers’ Representative of such breach or failure to perform or (ii) by Buyer, if any Seller or any of the Company, Dutchco or Mexican Holdings breaches or fails to perform in any respect any of its respective representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.1 or 8.3 and (B) cannot be or has not been cured within 15 days following delivery of written notice by Buyer of such breach or failure to perform;

(c) by the Sellers’ Representative or Buyer if the Closing shall not have occurred by the date that is one hundred fifty (150) days after the Execution Date (the “Termination Date”); provided, however, that if all of the conditions to the Closing (other than the condition set forth in Section 8.1(b) of this Agreement) have been satisfied or are capable of being satisfied as of the Termination Date (or with respect to conditions that by their terms are to be satisfied at the Closing, subject to the satisfaction or waiver of such conditions at the Closing), then the Sellers’ Representative or the Buyer may thereafter, in its sole and absolute discretion, extend the Termination Date for up to a total of two (2) additional periods of thirty (30) days each; provided further, that the right to terminate this Agreement under this Section 9.1(c) shall not be available if the failure of the party (in the case of the Sellers’ Representative, including for this purpose the Company and each of the Sellers) so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other parties.

Section 9.2 Effect of Termination. In the event that this Agreement is terminated pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party except (i) for the provisions of Section 3.6, Section 5.18 and Section 6.7 relating to broker’s fees and finder’s fees, Section 7.6 relating to public announcements, Article XI and this Section 9.2 and (ii) that nothing herein shall relieve any party from liability for any willful breach by such party of this Agreement.

ARTICLE X

REPRESENTATIVE OF SELLERS

Section 10.1 Authorization of Representative.

(a) Jared Hendricks is hereby appointed, authorized and empowered to act as the Sellers’ Representative for the benefit of the Sellers, as the exclusive agent and attorney-in-fact on behalf of each Seller, in connection with and to facilitate the consummation of the transactions contemplated by this Agreement, which shall include the power and authority:

(i) to execute and deliver waivers and consents in connection with this Agreement and the consummation of the transactions contemplated by this Agreement, and amendments hereto, as it may deem necessary or desirable;

(ii) to direct the payment of all moneys and other proceeds and property payable to the Sellers from Buyer as described herein;

(iii) to enforce and protect the rights and interests of the Sellers and to enforce and protect the rights and interests of the Sellers’ Representative arising out of or under or in any manner relating to this Agreement, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein, and to take any and all actions that the Sellers’

Representative believes are necessary or appropriate under this Agreement for and on behalf of the Sellers, it being understood that the Sellers’ Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions;

(iv) to refrain from enforcing any right of any Seller and/or the Sellers’ Representative arising out of or under or in any manner relating to this Agreement, or any other agreement, document, instrument or certificate in connection with the foregoing; provided, however, that no such failure to act on the part of the Sellers’ Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Sellers’ Representative or by any Seller unless such waiver is in writing signed by the Sellers’ Representative; and

(v) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Sellers’ Representative may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and all other agreements, documents or instruments referred to herein or executed in connection herewith.

(b) All of the immunities and powers granted to the Sellers’ Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement, as applicable.

(c) Buyer shall have the right to rely upon all actions taken or omitted to be taken by the Sellers’ Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon the Sellers.

(d) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller other than Dutch Coop, and (ii) shall survive the consummation of the Transactions.

(e) The Sellers, severally and not jointly, shall indemnify and hold harmless the Sellers’ Representative against any liabilities resulting from its role as Sellers’ Representative.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Nonsurvival of Representations, Warranties and Covenants. The respective representations, warranties and covenants of the Sellers, the Company and Buyer contained in this Agreement, other than Sections 2.1(d), 7.10(e), 7.10(f), 7.10(g), 7.10(h) and 7.10(i), and any certificate delivered pursuant hereto shall terminate at, and not survive, the Closing; provided that this Section 11.1 shall not limit any covenant or agreement of the parties that by its terms requires performance after the Closing.

Section 11.2 Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement or any ancillary agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. Simultaneously with or prior to the Closing, the Company may use any cash or cash equivalents of the Company or its Subsidiaries, to pay any such fees or expenses of the Company or its Subsidiaries.

Section 11.3 Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by the Sellers’ Representative acting on behalf of all of the Sellers and a duly authorized officer on behalf of each other party.

Section 11.4 Waiver. No failure or delay of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy, or any abandonment or discontinuance of steps to enforce such right, power or remedy, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies of the parties hereunder are cumulative and are not exclusive of any rights, powers or remedies which they would otherwise have hereunder. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 11.5 Notices. All notices and other communications hereunder shall be in writing in English and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Company prior to the Closing, to:

Satélites Mexicanos, S.A. de C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

México, D.F., 06600

Attention: Patricio Northland and Maria Fernanda Ramo Reynoso

Facsimile: +52 (55) 2629-5832

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attention: Othon A. Prounis and Robb L. Tretter

Facsimile: +1 (212) 596-9090

and

Greenberg Traurig, S.C.

Paseo del la Reforma No. 265 PH1

Colonia Cuauhtémoc

México, D.F. C.P. 06500

Attention: Luis Rubio

Facsimile: +52 (55) 5029-0002

If to Buyer, to:

Eutelsat SA

70 rue Balard

75015 Paris

France

Attention: Company Secretary and Group General Counsel

Facsimile: +33 1 53 98 32 80

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

Tower 42

Old Broad Street

London, EC2N 1HQ

Attention: Raman Bet-Mansour

Facsimile: +44 20 7588 4180

If to the Sellers’ Representative, to:

Jared Hendricks

Centerbridge Partners

375 Park Avenue, 12th Floor

New York, New York 10152

Facsimile: (212) 672-4573

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attention: Othon A. Prounis and Robb L. Tretter

Facsimile: +1 (212) 596-9090

If to any Seller, as set forth under its signature to this Agreement.

Section 11.6 Interpretation. When a reference is made in this Agreement to a Section, Article, Schedule, Annex or Exhibit such reference shall be to a Section, Article, Schedule, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule, Annex or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”, unless otherwise specified and the phrase “in the ordinary course” or “in the ordinary course of business” shall mean “in the ordinary course of business consistent with past practice”.

Section 11.7 Entire Agreement. This Agreement (including the Exhibits, Annexes and Schedules hereto) constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof. This Agreement shall not be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby other than those expressly set forth herein, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of action of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 11.8 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 2.1(d), Section 7.7 and Section 7.8.

Section 11.9 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that prior to the valid termination of this Agreement in accordance with Section 9.1, each party shall be entitled to an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by any other party and to enforce specifically the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any other party, and appropriate injunctive relief shall be granted in connection therewith. Any party seeking an injunction, a decree or order of specific performance or other equitable remedy shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition to and not in substitution for any other remedy to which such party is entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 11.10 Governing Law. This Agreement shall be governed by, interpreted, construed and enforced in accordance with the substantive laws of the State of Delaware, without regard to any principles of conflicts of laws that would result in the application of the laws of another jurisdiction.

Section 11.11 Jurisdiction; Consent to Service of Process. Any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court sitting in the State of Delaware and any appellate court therefrom) and each party to this Agreement hereby irrevocably submits to the exclusive personal jurisdiction and venue of such courts in any such suit, action or proceeding. Each party to this Agreement irrevocably waives, with respect to any suit, action or proceeding arising out of or relating to this Agreement or transactions contemplated hereby, (a) any objection which it may have at any time to the laying of venue in the courts identified in this Section 11.11, (b) any claim that any of the courts identified in this Section 11.11 is an inconvenient forum, (c) the right to object that any court identified in this Section 11.11 does not have personal jurisdiction over such party and (d) any claim that any of the courts identified in this Section 11.11 lack jurisdiction to the maintenance of any such suit, action or proceeding. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof (other than by facsimile) in accordance with the provisions of Section 11.5.

Section 11.12 Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF THE PARTIES HERETO HEREBY WAIVES AND COVENANTS THAT IT

WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HERETO HEREBY AGREES AND CONSENTS THAT ANY SUCH SUIT, ACTION OR PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY. BUYER ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE COMPANY, THE SELLERS AND THE SELLERS’ REPRESENTATIVE THAT THIS SECTION 11.12 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE COMPANY, THE SELLERS AND THE SELLERS’ REPRESENTATIVE ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.12 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 11.13 Disclosure Generally. Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 11.14 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any of the Sellers, the Sellers’ Representative or the Company or any of their respective Affiliates shall have any liability for any obligations or liabilities of the Sellers, the Sellers’ Representative or the Company under this Agreement or for any claim (whether in contract or tort, in law or in equity, or based upon any theory that seeks to “pierce the corporate veil” or impose liability of an entity against its owners or Affiliates or otherwise), liability or any other obligation arising under, based on, in respect of, in connection with, or by reason of, the transactions contemplated by this Agreement or this Agreement, including its negotiation and/or execution.

Section 11.15 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, (a) by any Seller without the express prior written consent of Buyer and the Seller’s Representative, (b) by the Company without the express written consent of Buyer and the Sellers’ Representative, (c) by Buyer without the express written consent of the Sellers’ Representative, and any such assignment without such prior written consent shall be null and void; provided, however, that Buyer may assign this Agreement to one or more Affiliates

(other than (i) an Affiliate organized under the Laws of Mexico, (ii) an Affiliate that is a Tax resident of Mexico under Mexican Tax Law, or (iii) an Affiliate with a permanent establishment (as defined under Mexican Tax Law) in Mexico) of Buyer without the consent of the Sellers’ Representative; provided further, that no assignment shall limit the assignor’s obligations hereunder or relieve the assignor of any liability hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 11.16 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 11.17 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the parties as evidenced hereby.

Section 11.18 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument.

Section 11.19 Facsimile Signature. This Agreement may be executed by facsimile signature or by e-mail delivery of a “.pdf” format data file and a facsimile or “.pdf” signature shall constitute an original for all purposes.

Section 11.20 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 11.21 Conflicts and Privilege. Buyer, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include the Acquired Companies) agrees that, notwithstanding any current or prior representation of any of the Acquired Companies by Ropes & Gray LLP or Greenberg Traurig, S.C. (each, a “Firm” and collectively, the “Firms”), each Firm shall be allowed to represent the Sellers (and the Sellers’ Representative) in any matters and disputes adverse to Buyer and/or any Acquired Company that relate to this Agreement or the transactions contemplated by this Agreement. Buyer, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include the Acquired Companies) hereby (a) waives any claim that Buyer or any Acquired Company has or may have that either Firm has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agrees that, if a dispute arises after the Closing between Buyer or any Acquired Company, on the one hand, and any Seller (or the Sellers’ Representative), on the other hand, then either Firm may represent such Seller (and/or the Sellers’ Representative) in such dispute even though the interests of one or more of such Persons may be directly adverse to Buyer and/or the Acquired Companies and even though such Firm may have represented one or more of the Acquired Companies in a matter substantially related to such dispute. Buyer, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include the Acquired Companies), also agrees that, as to all communications between or among either of the Firms, the Sellers, the Acquired Companies (with respect to any Acquired Company, solely prior to the Closing) and/or any of their respective Affiliates that relate in any way to this Agreement or the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Sellers and may be controlled by the Sellers’ Representative and shall not pass to or be claimed by Buyer or any Acquired Company.

Section 11.22 No Presumption Against Drafting Party. Each of Buyer, the Sellers, the Company and the Sellers’ Representative acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first written above.

SATMEX INTERNATIONAL COÖPERATIEVE U.A.

By:	/s/ Hendrikus Zuidema
	Name:	Hendrikus Zuidema
	Title:	Managing Director A

By:	/s/ Kevin Fusco
	Name:	Kevin Fusco
	Title:	Managing Director B

INTENAL MEXICANA, S.A.P.I. DE C.V.

By:	/s/ Gabriel de Alba
	Name:	Gabriel de Alba
	Title:	Authorized Signatory

/s/ Alejandro Sainz Orantes
Alejandro Sainz Orantes

CENTERBRIDGE CAPITAL PARTNERS SBS (CAYMAN), L.P.

By:	/s/ Susanne Clark
	Name:	Susanne Clark
	Title:	Authorized Signatory

EJA HOLDINGS LTD.

By:	/s/ Domingo Plaz Casado
	Name:	Domingo Plaz Casado
	Title:	Director

[Signature page to Securities Purchase Agreement]

SATMEX INTERNATIONAL B.V.

By:	/s/ Hendrikus Zuidema
	Name:	Hendrikus Zuidema
	Title:	Managing Director A

By:	/s/ Kevin Fusco
	Name:	Kevin Fusco
	Title:	Managing Director B

HOLDSAT MEXICO, S.A.P.I. DE C.V.

By:	/s/ Alejandro Sainz Orantes
	Name:	Alejandro Sainz Orantes
	Title:	Legal Representative

SATÉLITES MEXICANOS, S.A. DE C.V.

By:	/s/ Patricio Northland
	Name:	Patricio Northland
	Title:	Chief Executive Officer

EUTELSAT SA

By:	/s/ Michel de Rosen
	Name:	Michel de Rosen
	Title:	Chief Executive Officer

[Signature page to Securities Purchase Agreement]

/s/ Jared Hendricks
Jared Hendricks, an individual, in his capacity as Sellers’ Representative

[Signature page to Securities Purchase Agreement]

Annex A-1

Amended and Restated Bylaws

AMENDED & RESTATED BYLAWS

Satélites Mexicanos, S.A. de C.V.1

(“Company”)1

Chapter I

Name, Purpose, Domicile, Nationality and Duration

Article First. Name. The corporate name of the Company is “Satélites Mexicanos”. Such name shall be followed by the words “Sociedad Anónima de Capital Variable” or its abbreviation “S.A. de C.V.”.

Article Second. Purpose. The corporate purpose of the Company shall be:

1. The installation, operation, control and exploitation of artificial satellites, through the occupation and exploitation of geostationary orbital slots and satellite orbits assigned to the United Mexican States (“Mexico”), and/or abroad with their correspondent frequency bands and emission rights and signal reception under the terms of the Federal Telecommunications Law and pursuant to the concessions and permits granted to the Company by the Mexican Government and/or by any other foreign government;

2. The construction, operation and exploitation of control centers associated to its satellite system;

3. The rendering of all type of national and international telecommunication satellite services including, without limitation, the rendering of television (including the television direct diffusion services (DTH/DBS)), telephone and data signal conduction and distribution, among others that are technically viable, in accordance with the authorizations, concessions, permits, licenses and any other document that is necessary to obtain for the rendering of such services;

4. The exploitation of rights on transmission and reception of signals from frequency bands associated with foreign satellite systems, granted through a concession issued, as the case may be, by the corresponding authority;

5. The rendering of services to persons that do not have a public telecommunication networks concession, provided that such services are rendered through affiliates or subsidiaries that have a public telecommunication network concession or a permit to act as a broker of telecommunication services;

6. The performance of other activities or the rendering of other services related with the telecommunication industry;

7. In the cases under sections 1 to 6 above, the Company shall obtain the concessions, permits or registrations required to render the services or perform the activities related to its corporate purpose, and shall comply with all applicable legal provisions;

[1]	These bylaws will become effective immediately prior to Closing, when all of the conditions to the SPA have been satisfied or waived by the relevant party, other than the condition relating to the effectiveness of these bylaws.

8. Participate as partner, shareholder or investor in any kind of entities, including, corporations, companies and businesses, Mexican and/or foreign, including the purchasing, selling, subscribing, owning, encumbering, disposing, bartering, auctioning and/or transacting under any title with any kind of shares, equity quotas and participation certificates in any of such entities as necessary and appropriate for the performance of the corporate purpose;

9. Acquire, under any legal title, shares, interests, participations or equity quotas of any type of commercial or civil corporations, Mexican and/or foreign, participating in its incorporation or through further acquisitions, as well as to transfer, dispose and negotiate such shares, interests, participations and equity quotas, including any other negotiable instruments;

10. Carry out all kind of commercial or civil endeavors, commissions, distributorships, sales representations and/or mediations and act as agent of individuals and companies, Mexican and foreign, as necessary or appropriate in order for the Company to be able to perform its corporate purposes;

11. Establish and operate any kind of business in any places, including but not limited to, offices, warehouses, distribution centers and stores in Mexico or abroad, as necessary and appropriate for the performance of its corporate purpose;

12. Acquire, own, lease, sublease, grant and receive free leases (comodato) and exploit any kind of real estate, as well as any kind of personal property or goods as necessary and appropriate for the performance of the corporate purpose of the Company;

13. Obtain and grant licenses, as well as to use and exploit through any legal title, all kinds of concessions, permits, licenses, franchises and authorizations regarding technology and technical assistance, patents, utility models registrations, industrial designs, trademarks, names of origin, among others, as necessary or appropriate for the carrying out of the corporate purposes of the Company;

14. Receive from other companies or individuals, as well as to render or furnish to other persons, any services or advice necessary for the fulfillment of their respective corporate purposes or interests such as, among others, managerial, financial, treasury, audit, marketing, balance and budget preparation, program and manual elaboration, operation result analysis, productivity information and possible finance evaluation, preparation of capital availability related studies, technical assistance, advice or consulting services;

15. Obtain, acquire, develop, market, improve, use, grant and receive licenses, or dispose under any legal title of all type of patents, brands, certificates of invention, trademarks, profit models, industrial designs, industrial secrets and any other industrial property rights, as well as copyrights, option rights thereof and first refusal rights, in Mexico or abroad;

16. Obtain all kinds of loans or credits, issue debentures, bonds, commercial paper and any other negotiable instrument or similar instrument, with or without the grant of specific security interest in property through pledge, mortgage, trust or under any other legal title, as well as to grant any type of financing or loan to commercial or civil corporations, companies and entities with which the Company has a business relationship or equity participation, receiving or not specific collateral in property or personal security;

17. Grant all kinds of personal guaranties, security interests and act as joint obligor of obligations of other corporations, associations and entities in which the Company has an equity quota or participation or has a business relationship;

18. Subscribe, issue, endorse, accept, and secure any kind of negotiable instruments;

19. Perform, supervise or contract, by itself or through third parties, all type of constructions, edifications, real estate development, urban developments, buildings or office or establishment installations;

20. Perform, directly or through third parties, training and development programs, as well as investigation works;

21. Grant or enter into a lease or gratuitous bailment; acquire, possess, exchange, transfer, sell, dispose or encumber the property or possession of all type of assets, as well as other property or personal rights over them, necessary or advisable for its corporate purpose or for the operations or corporate purposes of the commercial and civil corporations, associations and entities in which the Company has any equity interest or participation of any kind;

22. Act as commission agent, mediator, representative, distributor or intermediary of any person or corporation; and

23. In general, execute and perform all acts, agreements and operations, accessory or incidental, which may be necessary or advisable for the performance of the aforementioned activities and its corporate purpose.

Article Third. Domicile. The domicile of the Company is the Federal District, Mexico; however, the Company may establish offices, agencies and/or branches elsewhere within or outside Mexico, and appoint or submit to conventional domiciles, without the Company’s domicile being changed thereby.

Article Fourth. Nationality. The Company is of Mexican nationality. Any foreigner who upon incorporation or thereafter acquires an interest or participation in the Company shall, by that mere fact, be considered a Mexican with respect to the shares or rights that it acquires from the Company; the goods, concession rights, participations or interests of which the Company is the holder; and of the rights and obligations derived from agreements in which the Company is a party, and it shall be understood that it agrees not to invoke the protection of his Government, under the penalty, in the contrary case, of forfeiting the rights or assets it may have acquired in favor of the Mexican nation.

Article Fifth. Duration. The duration of the Company is of 99 (ninety nine) years from the date of incorporation, provided that such term may be extended by resolution of the General Extraordinary Shareholders’ Meeting as set forth herein.

Chapter II

Corporate Capital and Shares

Article Sixth. Corporate Capital. The corporate capital shall be variable. The minimum fixed portion of the corporate capital, is the amount of $50,000.00 (fifty thousand pesos 00/100 Mexican currency), and is represented by common, nominative Class I shares, without par value, all of which are fully subscribed and paid. The variable portion of the corporate capital shall be for an unlimited amount and shall be represented by common, nominative Class II shares, without par value. Unless otherwise specifically set forth in these by-laws each share shall entitle the holder thereof to cast one vote at Shareholders Meetings.

Article Seventh. Shares.

The shares representative of the capital stock of the Company may be freely subscribed or acquired in ownership by any individual or company, including foreign investors.

The Extraordinary Shareholders Meeting may resolve to issue series of shares, which may grant to their holders the rights and/or obligations determined by such Extraordinary Shareholders Meeting.

All shares shall, confer equal rights and obligations to their holders (except from those that could be issued by resolution of the Extraordinary Shareholders Meeting in terms of the aforementioned paragraph). The Corporation shall not issue non-voting shares.

Article Eighth. Registry Book of Nominative Shares. The Company shall maintain a Shares Registry Book which shall set forth the name, nationality and address of each of the Company’s shareholders, the number, Class and Series of shares owned by each, any transfers thereof and all other requirements set forth in Article 128 of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles).

The Company shall consider as legitimate shareholders only those persons who appear recorded as such in the Shares Registry Book in terms of Article 129 of the General Law of Commercial Organizations.

The Shares Registry Book shall be closed during the periods comprised from the third business day prior to holding any Shareholders’ Meeting, up to and including the date when the Shareholders’ Meeting is held, and therefore, during any such periods, no entry into such Shares Registry Book shall be made.

Article Ninth. Share Certificates. The shares representative of the capital stock of the Company are indivisible and shall be represented by provisional or definitive share certificates, representing one or more shares. Provisional or definitive share certificates shall be issued pursuant to the requirements of Articles 111, 125, 126, and other applicable provisions of the General Law of Commercial Organizations. Provisional or definitive share certificates shall be numbered progressively within each Class and Series, and shall be signed by two Directors of the Board of Directors, and in the event of definitive share certificates they shall have attached thereto coupons duly numbered.

Articles Seventh, Tenth and Eleventh of these By-laws shall be transcribed verbatim in all definitive and provisional share certificates.

In the event of loss, destruction or theft of one or more provisional or definitive share certificates, the procedure outlined in Article 44 and subsequent provisions of the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito) shall be followed. Thereafter, the Company, pursuant to a written request made by the interested shareholder, may replace the lost, destroyed or stolen provisional or definitive share certificate(s), on the understanding that the provisional or definitive share certificates shall be issued only in the name of the individual or entity that is recorded as owner of the shares in the Shares Registry Book of the Company.

Article Tenth. Increases and Decreases of the Corporate Capital. The corporate capital of the Company may be increased or decreased pursuant to the following rules:

1. Increases. Subject to the provisions of paragraph 2 below, the General Extraordinary Shareholders’ Meeting shall discuss and resolve any increases to the corporate capital of the Company, whether in the minimum fixed (Class I shares) or variable portion (Class II shares), and the manner and terms in which the issuance, subscription and payment of shares is to be made. Any increase in the fixed portion of the corporate capital shall require an amendment of Article Sixth of these By-laws. In the event of an increase of the variable portion of the corporate capital, it will not be necessary to notarize or register the minutes of the corresponding Meeting.

Increases of the corporate capital shall be recorded in the Capital Variations Book which shall be maintained by the Company in accordance with the provisions of the General Law of Commercial Organizations.

In the case of an increase of the corporate capital, the shareholders shall have a preemptive right to subscribe for the shares issued as a result thereof, in proportion to the number of shares held by each shareholder at that time pursuant to the provisions of Article 132 of the General Law of Commercial Organizations. The shareholders shall exercise such right within a period of 15 (fifteen) calendar days following the date of publication of the corresponding notice to the shareholders in the Official Gazette of the Federation (Diario Oficial de la Federación) and in one of the newspapers with the greatest circulation in the corporate domicile of the Company; provided, however, that if at the corresponding Shareholders’ Meeting, the shareholders representing all of the share capital of the Company are present or duly represented, the publication of the aforementioned notice will not be necessary and, therefore, the 15 (fifteen) calendar-day period will commence from the date of the corresponding Meeting.

Considering that the shares of the Company do not have par value, it will not be necessary to issue new share certificates as a result of an increase of the corporate capital for capitalization of premiums on shares, capitalization of withheld profits or capitalization of reserves for valuation or revaluation, unless so required by the General Extraordinary Shareholders’ Meeting approving the relevant increase or as required pursuant to the provisions of Article 210-Bis of the General Law of Negotiable Instruments and Credit Operations.

No new shares may be issued until all the shares issued theretofore shall have been fully subscribed and paid.

2. SCT Approval. Any subscription of shares of the corporate capital of the Company that, in any transaction or series of transactions, represents 10% (ten percent) or more of the corporate capital existing at that time, shall be subject to the following rules:

a.	The Company shall provide notice to the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) of the persons (each an “Interested Person”) interested in subscribing the shares being issued as a result of the relevant increase. Such notice shall be in writing and shall include information on each Interested Person, provided that, if any Interested Person is not an individual, sufficient information shall be provided to the Ministry to identify the person or persons that, direct or indirectly, hold 10% (ten percent) or more of such Interested Person except if such Interested Person is a retirement fund manager or an investment fund;

b.	The Ministry of Communications and Transportation shall have the right to object to the relevant transaction, for justified cause, provided that such objection shall be made within a period of 30 (thirty) calendar days from the date of receipt of the relevant notice from the Company;

c.	If the Ministry of Communications and Transportation does not object the relevant transaction within the aforementioned 30 (thirty) calendar-day period, the transaction shall be deemed authorized; and

d.	Only those transactions referred that are not objected by the Ministry of Communications and Transportation may be recorded in the Shares Registry Book of the Company.

The notice and authorization requirements mentioned in the preceding paragraphs shall not apply to the subscription of limited voting shares issued pursuant to the provisions of Article 113 of the General Law of Commercial Organizations, or in the event of subscription of shares by the shareholders of the Company that does not modify the pro-rata participation of such shareholders in the corporate capital of the Company.

3. Decreases. The General Extraordinary Shareholders’ Meeting shall discuss and resolve decreases to the corporate capital of the Company, whether in the minimum fixed (Class I shares) or variable portion (Class II shares). Any decrease in the minimum fixed portion of the corporate capital shall require an amendment of Article Sixth of these By-laws. In the case of a decrease in variable portion of the corporate capital, it will not be necessary to notarize or register the minutes of the corresponding Meeting.

Decreases of the corporate capital shall be recorded in the Book of Capital Variations which shall be maintained by the Company in accordance with the provisions of the General Law of Commercial Organizations

The corporate capital of the Company may be decreased to absorb losses, reimburse shareholders of their equity contributions, to release shareholders from payments not effected or upon exercise of the separation rights of the shareholders provided in Article 206 of the General Law of Commercial Organizations.

In the event of a decrease in the minimum fixed portion of the corporate capital the provisions of Article 9 of the General Law of Commercial Organizations shall be followed, unless the relevant decrease is made through the absorption of losses.

In no event may the corporate capital be decreased to less than the minimum required by law.

Article Eleventh. Transfer of Shares. The shareholder(s) of the Company shall not sell, transfer, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise, including as a result of a merger, acquisition or other transaction that results, directly or indirectly, in a change of control (each a “Transfer”), any of the shares owned by the respective Shareholders, except (i) such Transfer is previously approved, to extent required, by the competent authorities who regulate the activities of the Company, including, but not limited to, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) in terms of the applicable provisions of the Federal Telecommunications Law (Ley Federal de Telecomunicaciones), and other competent authorities, in Mexico and/or abroad; and (ii) when such Transfer does not trigger a breach by the Company, or its subsidiaries, to any of its contractual obligations under debt instruments issued by the Company or any other agreement or instrument entered into by the shareholders of the Company and any third party. Any attempt to Transfer any shares issued by the Corporation in violation of this Clause shall be null and void and the Secretary of the Company shall refuse to register any such Transfer in the Shares Registry Book of the Company. Any permitted transferees pursuant to clauses (i) and (ii) above would be required to join any shareholders’ (or similar) agreement entered into by the shareholders of the Company, if any, to effectuate the terms described herein and be subject to the same terms and conditions as the transferring shareholder.

Chapter III

Shareholders’ Meetings

Article Twelfth. Authority. The Shareholders’ Meeting shall be the supreme authority of the Company and shall have the broadest powers to determine and ratify all kinds of acts and operations of the Company. Resolutions taken by the Shareholders’ Meeting shall be carried out by the persons designated by it, and such resolutions shall bind all shareholders, even those absent from the Shareholders’ Meeting or casting a dissenting vote thereat. In any case, dissenting shareholders shall have all the rights of opposition conferred upon them under the General Law of Commercial Organizations.

Article Thirteenth. Ordinary, Extraordinary and Special Meetings. Shareholders’ Meetings shall be General Ordinary and Extraordinary, or Special.

1. A General Ordinary Shareholders’ Meeting shall be held within 4 (four) months following the end of each of the Company’s fiscal years to consider the following matters:

a.	Discuss, approve or amend the report rendered by the Board of Directors pursuant to the provisions of Article 172 of the General Law of Commercial Organizations, taking into consideration the report of the Statutory Auditor(s) (Comisario);

b.	Discuss, approve or amend the annual report rendered by the Audit and Compensations Committees, if any;

c.	If necessary, appoint the members of the Board of Directors and Statutory Auditor(s) and their respective alternates; and

d.	Determine the compensations payable to the members of the Board of Directors, the Statutory Auditor(s) and their respective alternates, if any, taking into account the proposal of the Compensations Committee, if any.

2. General Ordinary Shareholders´ Meetings may be convened at any time to discuss an matter not reserved to the General Extraordinary shareholders´ Meeting pursuant to Article 182 of the General Law of Commercial Organizations or these By-laws.

3. Matters reserved to the General Extraordinary Shareholders’ Meetings are:

a.	Extension of the duration of the Company;

b.	Voluntary dissolution and liquidation of the Company;

c.	Increases and decreases of the corporate capital of the Company;

d.	Change in the purpose of the Company;

e.	Change of the Company’s nationality or any re-incorporation or alteration in the nationality of the Company (including without limitation by domestication in any other jurisdiction);

f.	Transformation of the Company;

g.	Merger of the Company with another entity;

h.	Spin-off of the Company;

i.	Issuance of preferred stock or any special series or sub-series of stock;

j.	Redemption by the Company of its own shares and issuance of acciones de goce;

k.	Issuance of bonds;

l.	Any amendment to the By-laws of the Company;

m.	declaration of dividends or distributions to shareholders or redemption of stock or other equity securities; and

n.	Any other matters for which applicable Mexican laws or these By-laws require it specifically.

4. Shareholders’ Meetings called to discuss any matter affecting only one series of shares in particular shall be special.

Article Fourteenth. Calls for Shareholder Meetings. Shareholders’ Meetings shall be held at the corporate domicile of the Company, except in case of acts of God or force majeure. Both General Ordinary and Extraordinary Shareholders’ Meetings shall be held whenever they are called by (i) the Board of Directors, (ii) the Secretary of the Board of Directors, (iii) two members of the Board of Directors, or (iv) any Statutory Auditor of the Company.

Any shareholder or group of shareholders holding at least 33% (thirty three percent) of the outstanding shares of the Company having a right to vote on the relevant matter(s) may request in writing at any time to the Board of Directors or the Statutory Auditor(s) to call a Shareholders’ Meeting to discuss the matter(s) specified in the relevant request. Any shareholder shall have the same right in any of the cases provided for in Article 185 of the General Law of Commercial Organizations. If (i) the Board of Directors, (ii) the Secretary of the Board of Directors, (iii) two members of the Board of Directors, or (iv) any Statutory Auditor of the Company, as the case may be, refuses to make the call or otherwise fails to make such call within 15 (fifteen) calendar days after receipt of the relevant request, the shareholder requesting the call shall have the power to request the competent judicial authority of the corporate domicile to make such call pursuant to the provisions of Article 184 of the General Law of Commercial Organizations.

The calls for both General Ordinary and Extraordinary Shareholders’ Meetings shall be signed by the person making the call in the understanding that, if made by the Board of Directors, it shall suffice to have the signature of its Secretary (or its alternate, if any). Calls shall specify the place, date and hour of the Shareholders’ Meeting, shall include the agenda, shall clarify if it is held pursuant to first or subsequent call, and shall be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and in one of the daily newspapers of greatest circulation in the corporate domicile, at least 15 (fifteen) calendar days before the date scheduled for the Meeting. Shareholders’ Meetings may be validly held without the need of a prior call or publication whenever all the shares having a right to vote on the relevant matter are present or represented thereat.

Article Fifteenth. Quorum Requirements. (a) General Ordinary Shareholders’ Meetings shall be regarded as legally convened pursuant to a first or subsequent call when a simple majority of the shares representing the capital stock of the Company having a right to vote on the relevant matter are present or duly represented thereat. Resolutions taken at General Ordinary Shareholders’ Meetings shall be valid when adopted by the favorable vote of at least the majority of the shares represented at the meeting.

(b) General Extraordinary Shareholders’ Meetings shall be regarded as legally convened pursuant to a first call when at least 75% (seventy five percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat. General Extraordinary Shareholders’ Meetings held pursuant to a second or subsequent call shall be regarded as legally convened if 55% (fifty five percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat. Subject to the provisions of paragraph (c) below, resolutions taken at General Extraordinary Shareholders’ Meetings shall be valid when taken by the favorable vote of at least the majority of the shares represented at the meeting.

Article Sixteenth. Admission to Shareholders’ Meetings. Only those shareholders recorded in the Shares Registry Book of the Company shall be admitted at Shareholders’ Meetings.

Shareholders may be represented at Shareholders’ Meetings by one or more persons appointed by means of a proxy letter, signed before two witnesses, or having sufficient authority pursuant to a power of attorney granted in accordance with applicable law. The members of the Board of Directors and the Statutory Auditor shall not represent the shareholders at Shareholders’ Meetings.

Shareholders that, in addition to having complied with the requirements for the deposit or delivery of their shares specified in the relevant summon to the Shareholders’ Meeting, are registered as such in the stock registry kept by the Company in terms of these By-laws, will be admitted to the Shareholders’ Meeting.

Article Seventeenth. Chairman and Secretary; Tellers. The Chairman of the Board of Directors shall preside over Shareholders’ Meetings. The Secretary of the Board of Directors shall act as the Secretary in Shareholders’ Meetings. In the absence of any of these persons, the Shareholders’ Meeting shall designate, by majority of votes of those shareholders present or duly represented thereat, the persons who are to act as Chairman and Secretary, respectively, of the corresponding Shareholders’ Meeting.

One Teller (escrutador) shall be appointed by such Shareholders’ Meeting from among those present thereat to certify the number of shareholders present at the Shareholders’ Meeting.

Article Eighteenth. Minutes. Minutes of all Shareholders’ Meetings shall be prepared, including those not convened for lack of quorum, and entered in the Shareholders’ Meetings Minute Book of the Company. Minutes of Shareholders’ Meetings shall be signed by those persons who acted as Chairman and Secretary thereof, and also by the Statutory Auditor(s) attending, if any. There shall be attached to the file of the minutes of all Shareholders’ Meetings, as the case may be, copies of the publications containing the call(s), any documents submitted to the Shareholders’ Meeting and an Attendance List duly signed by those shareholders present or duly represented thereat and by the Teller. Whenever for any reason the minutes of a Shareholders’ Meeting cannot be entered in the Shareholders’ Meetings Minute Book of the Company, such minutes shall be notarized.

Except in the event of resolutions related to an increase in, or decrease of, the variable portion of the corporate capital referred to in Article Tenth of these By-laws, the Minutes of all General Extraordinary Shareholders’ Meetings shall always be notarized and recorded in the Public Registry of Commerce of the corporate domicile.

Article Nineteenth. Unanimous Written Resolutions. Notwithstanding anything to the contrary set forth in these By-laws, resolutions by the shareholders may be validly taken without the need of holding a formal meeting, provided that the relevant resolutions are taken by unanimous written consent of all the shareholders entitled to vote on the relevant matter. Resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences than resolutions taken at duly convened and held Shareholders’ Meetings. Whenever the resolutions of the shareholders are taken by means of their unanimous written consent, no call or any other formality shall be necessary, other than the signature of all the shareholders entitled to vote in the relevant matter (or their duly appointed representatives) on the document evidencing the adoption of the relevant resolutions. All those documents shall be attached to the minutes of the resolutions and the resolutions themselves shall be recorded in the Shareholders Meetings Minute Book.

Chapter IV

Management of the Company

Article Twentieth. Board of Directors. The management of the Company shall be entrusted to a Board of Directors comprised of [▲] ([▲]) members2, and their corresponding alternates, appointed by the General Ordinary Shareholders’ Meeting. Alternates may so act for one or more principal members of the Board of Directors.

The shareholders will have the right to remove and replace Directors at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions.

[2]	TBD – Eutelsat, please confirm.

The members of the Board of Directors and their alternates, as the case may be, shall hold office for such period as the General Ordinary Shareholders’ Meeting shall determine, subject to earlier removal by the holder or holders of series of shares that appointed them, and may be reelected as many times as deemed advisable, but in any event shall hold office until their successors have been appointed and have taken office (subject to earlier removal). Their compensation shall be determined by the General Ordinary Shareholders’ Meeting, taking into account the proposal of the Compensation Committee, if any.

Unless otherwise determined by the General Ordinary Shareholders’ Meeting that appoints them, the members of the Board of Directors and their alternates shall secure the performance of their duties with a guaranty for the amount proposed by the Compensation Committee, ratified by the General Ordinary Shareholders’ Meeting approving their appointment.

Article Twenty-First. Chairman and Secretary. The Chairman, the Secretary and alternate Secretary, if any, of the Board of Directors shall be appointed at each Annual General Ordinary Shareholders’ Meeting among any of the Directors.

Article Twenty-Second. Board Meetings. The Board of Directors shall meet whenever duly called, but shall meet at least 4 (four) times a year. Meetings of the Board of Directors shall take place at the corporate domicile or at any other place within Mexico or abroad as determined in the relevant call.

If the Chairman is absent at the meeting, the same shall be presided over by the director appointed by majority vote of the present members, either physically or via telephone. If the Secretary or his alternate, if any, should be absent from the Meeting, then the person appointed by majority vote of the present members of the Board shall act as such.

Article Twenty-Third. Calls. Calls to meetings of the Board of Directors shall be made in writing by (i) the Chairman of the Board, (ii) the Secretary of the Board, or (iii) two members of the Board of Directors, but, in any event, shall be signed by the person(s) making the call. Calls shall be physically delivered to each of the principal members of the Board of Directors, at such address previously provided by such member in writing to the Secretary of the Board of Directors of the Company from time to time, at least 7 (seven) business days prior to the date fixed for the relevant meeting. Calls shall specify the place, date and hour of the meeting, shall include the agenda and shall clarify if it is held pursuant to first or subsequent call. Calls shall not be necessary if all the members of the Board of Directors, or their alternates, are present at the meeting, either physically, via telephone, telephone conference or videoconference.

Article Twenty-Fourth. Minutes. Minutes of all meetings of the Board of Directors shall be prepared, including those not convened for lack of quorum, and entered in the Board of Directors’ Meetings Minute Book of the Company. Minutes of meetings of the Board of Directors shall be signed by those persons who acted as Chairman and Secretary thereof, and also by the Statutory Auditor(s) attending, if any, either physically or via telephone. There shall be attached to the file of the minutes of all meetings of the Board of Directors, as the case may be, evidence of delivery of the call to its members, any documents submitted to the Board of Directors and an

Attendance List duly signed by those members present thereat, either physically, via telephone, telephone conference or videoconference. Whenever for any reason the minutes of a meeting of the Board of Directors cannot be entered in the Board of Directors’ Meetings Minute Book, such minutes shall be notarized.

The copies or certificates of the minutes of Board of Directors Meetings and shareholders meetings, as well as the entries contained in the corporate books and records and, in general, of any document in the file of the Company, may be authorized and certified by the Secretary of the Board of Directors or his alternate, if any.

Article Twenty-Fifth. Quorum Requirements. (a) Meetings of the Board of Directors shall be regarded as legally convened pursuant to a first call when the majority of its members are present, either physically, via telephone, telephone conference or videoconference at the meeting. In the case of a second or subsequent call, meetings of the Board of Directors shall be regarded as legally convened with the presence of the majority of its members, either physically, via telephone, telephone conference or videoconference. Resolutions taken at meetings of the Board of Directors shall be valid if approved by the affirmative vote of the majority of the members present at the meeting, either physically, via telephone, telephone conference or videoconference.

Article Twenty-Sixth. Unanimous Written Resolutions. Notwithstanding anything to the contrary set forth in these By-laws, resolutions by the Board of Directors may be validly taken without the need of holding a formal meeting, provided that the relevant resolutions are taken by unanimous written consent of all the members of the Board of Directors. Resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences as resolutions taken at formal meetings of the Board of Directors. Whenever the resolutions of the Board of Directors are taken by unanimous written consent of its members, no call or any other formality shall be necessary, other than the signature of all, and not less than all of, the members of the Board of Directors of a document evidencing the adoption of the relevant resolutions, which shall be entered in the Board of Directors’ Meetings Minute Book of the Company, and certified by the Secretary of the Board.

Article Twenty-Seventh. Authority. The Board of Directors shall have the legal representation of the Company and, therefore, in addition to the powers and authorities specified elsewhere in these By-laws or under applicable law, shall have the following powers and authorities:

1. The authority for lawsuits and collections granted with all the general powers and the special powers that require a special clause in accordance with the law. Consequently, it is conferred without limitation pursuant to the provisions of the first paragraph of Article 2,554 and of Article 2,587 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, being consequently, empowered to promote or withdraw from amparo proceedings; to file criminal denunciations or withdrawing therefrom; become the assistant to the Public Prosecutor and grant pardons, if appropriate in accordance with the Law; to compromise, to submit to arbitration; to prepare and answer depositions; to challenge judges, receive payments and carry out all acts expressly determined by the law, including representing the Company before criminal, civil, administrative and labor courts and authorities.

2. The authority for acts of administration in accordance with the provisions of the second paragraph of Article 2,554 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, to carry out the corporate purpose of the Company.

3. A general power for lawsuits and collections for labor matters, in accordance with the provisions of Articles 2,554 and 2,587 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, so that in an enunciative and not limitative manner, the Board may represent the Company before local or federal authorities and courts, particularly before Boards of Conciliation and Boards of Conciliation and Arbitration, as well as before the Ministry of Labor and any other labor authorities and administrative, criminal and civil courts, being expressly authorized to participate in proceedings in connection with labor claims and ‘amparo’ proceedings, to make, settle and answer depositions and carry out all necessary acts as the legal representative of the Company.

4. General power of attorney for acts of administration for labor matters as established by Articles 692, 786, 866 and other applicable provisions, as well as by Article 870 of the Federal Labor Law, to appear before labor authorities for labor matters where the Company may be a party or a third interested party, both at the initial or at any other subsequent stages, expressly excluding the authority to formulate and answer depositions.

5. The authority for acts of ownership, in accordance with the provisions of the third paragraph of Article 2,554 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico.

6. Power to issue, endorse and subscribe credit instruments on terms of Article 9 of the General Law of Negotiable Instruments and Credit Operations.

7. Power to open and operate bank and investing accounts on the name of the Company, draw against them and appoint persons to draw against the same.

8. Power to monitor the compliance by the Company with the corporate practices established by the General Law of Commercial Organizations or any legal statute substituting same, as well as by these By-laws and protection of the minorities rights established thereby.

9. Power to carry out the resolutions adopted at shareholders meetings.

10. Power to grant general or special powers of attorney in terms of this Article, with or without authority for delegating, as well as to revoke any powers granted.

11. Power to establish special committees deemed necessary for the development of the transactions of the Company, establishing the authority and obligations of such committees; provided that such committees shall not have any authorities which, in accordance with the Law or these By-laws, correspond exclusively to the General Shareholders Meeting or to the Board of Directors.

12. Power to approve the annual budget and business plan of the Company and its subsidiaries.

13. The power to appoint officers of the Company to manage the day-to-day business affairs including, to appoint the Chief Executive Officer and the Chief Financial Officer as provided in Article Twenty-Eighth, and other officers as may be necessary or advisable.

14. Appointment of the members of the Audit and Compensation Committees and their alternates, as provided in Article Twenty-Ninth.

15. In general, power for carrying out all acts authorized by these By-laws or which may be the consequence of same.

Article Twenty-Eighth. Officers. The Chief Executive Officer, Chief Financial Officer (or equivalent) and the Chief Operating Officer (or equivalent) of the Company, if any, shall be appointed by the Board of Directors from a list of nominees submitted by the majority of the Directors.

Chapter V

Audit and Compensations Committees

Article Twenty-Ninth. The Committees. The Company might have an Audit Committee and the Compensation Committee, as might be determined by the Board of Directors.

The members of the Audit and Compensations Committees, if any, will hold office for 1 (one) year or until the persons designated to replace them take office. The Chairman and Secretary shall be appointed by the majority vote of its members, and the Chairman shall have no casting vote in the event of a tie. The Secretary may act as such without being a member of the corresponding Committee.

Article Thirtieth. Audit Committee. The Audit Committee, if so appointed by the Board of Directors, shall have the following powers, authorities and obligations:

1. Be directly responsible for the appointment, compensation and oversight of the work of the public accounting firm of the Company;

2. Establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

3. Engage independent counsel and other advisors as it deems necessary to perform its duties and request the Company to provide appropriate funding for the payment of compensation to such counsel and advisors;

4. Be directly responsible for the oversight of the compliance by the members of the Board of Directors and the first level officers of the Company and its subsidiaries of the provisions of these By-laws, the By-laws of any subsidiaries, applicable law and any guidelines issued in connection herewith or therewith;

5. Be directly responsible for the oversight of the compliance of the corporate practices set forth in these By-laws and the By-laws of any subsidiaries of the Company, and the protection of the minority rights herein or therein established;

6. Submit recommendations to the General Shareholders Meeting or to the Board of Directors, as applicable, with respect to the removal of members of the Board of Directors, Statutory Auditor(s) and officers of the Company and its subsidiaries for any violations to the provisions of applicable law, these By-laws, the By-laws of any subsidiaries, any guidelines issued in connection herewith or therewith, the corporate practices and minority rights protection provisions set forth herein or therein, or otherwise as it deems appropriate;

7. Approve internal control regulations and administrative procedures of the Company and its subsidiaries;

8. Be directly responsible for the oversight of transactions by the Company or its subsidiaries with Affiliates, and assure that such transactions follow market conditions and healthy business practices;

9. Submit a report on its activities to the annual General Ordinary Shareholders Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and

10. Request from the Board of Directors and from the first level officers of the Company and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders Meeting and to the Board of Directors.

Article Thirty-First. Compensation Committee. The Compensation Committee, if so appointed by the Board of Directors, shall have the following powers and authorities:

1. Provide the Board of Directors with the necessary recommendations in connection with the incentive and recruiting program for officers of the Company;

2. Propose to the Shareholders’ Meeting or to the Board of Directors, as the case may be, the compensation for the members of the Board of Directors, the Statutory Auditor(s) and officers of the Company;

3. Carry out consultations with expert third parties in aid of compensation, in order to adopt any decisions that may be required;

4. Submit a report on its activities to the annual General Ordinary Shareholders Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and

5. Request from the Board of Directors and from the first level officers of the Company and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders Meeting and to the Board of Directors.

Chapter VI

Surveillance of the Company

Article Thirty-Second. Statutory Auditors. The surveillance of the Company shall be entrusted to one or more Statutory Auditors, appointed by the General Shareholders Meeting. The Statutory Auditor may have alternates appointed by the shareholders meeting. The Statutory Auditors may or may not be shareholders, may be reelected and shall perform as such until the person or persons appointed to substitute them take office.

Article Thirty-Third. Authority. The Statutory Auditor shall have the authority and obligations provided for in Articles 166 and 169 of the General Law of Commercial Organizations.

Chapter VII

Fiscal Years; Financial Information; Profit and Loss

Article Thirty-Fourth. Fiscal Years. The Company’s fiscal years shall never exceed 12 (twelve) months and will run from January 1 through December 31 of each year, with the exception of the first fiscal year which will run from the date of incorporation of the Company until December 31 of that same year.

Article Thirty-Fifth. Report of the Board of Directors. At the end of each fiscal year, the Board of Directors shall be responsible for ensuring that the information required by Article 172 of the General Law of Commercial Organizations shall be prepared for its presentation to the General Ordinary Shareholders’ Meeting and the procedures prescribed in Articles 173 and 177 of said Law are followed.

Article Thirty-Sixth. Profits. Any net profits realized in each fiscal year after the Company’s balance sheet and financial statements are approved by the General Ordinary Shareholders’ Meeting shall be applied, as follows:

1. A minimum of 5% (five percent) shall be set aside as a reserve fund pursuant to Article 20 of the General Law of Commercial Organizations, until such fund is equal to one-fifth of the Company’s capital stock;

2. The amount considered necessary to constitute the reserve funds necessary or advisable shall also be set aside; and

3. The remaining profits, if any, may be distributed as dividends to the shareholders of the Company as determined by a duly convened and held by General Extraordinary Shareholders’ Meeting.

Article Thirty-Seventh. Founding Shareholders. The founding shareholders do not reserve for themselves any special participation in the profits of the Company.

Article Thirty-Eighth. Losses. Should there exist any losses, the shareholders shall bear them in proportion to the number of their shares, and said liability shall be limited only to the amount of their capital participations.

Chapter VIII

Dissolution and Liquidation

Article Thirty-Ninth. Dissolution. The Company shall be dissolved:

1. Due to expiration of the term fixed in these By-laws;

2. Due to the impossibility of achieving its principal purpose;

3. By resolution adopted at a General Extraordinary Shareholders’ Meeting taken in accordance with these By-laws;

4. If the number of shareholders shall be less than 2 (two);

5. Due to the loss of two-thirds of its corporate capital; and

6. In any other case provided by applicable Mexican laws.

Article Fortieth. Liquidation. Upon dissolution, the Company shall be placed in liquidation. For that purpose, the shareholders at the same General Extraordinary Shareholders’ Meeting in which the dissolution is determined or recognized, shall appoint a liquidator or liquidators, specify the powers of such liquidator or liquidators, the compensation due them, set the period for performance of their duties and establish the general basis of their actions.

Article Forty-First. Shareholders Meetings. During the period of liquidation, Shareholders’ Meetings shall be convened and held as provided for in these By-laws. The Company’s liquidator or liquidators shall assume the functions vested in the Board of Directors during the normal life of the Company, with the special requirements imposed by the state of liquidation. The Company’s Statutory Auditor(s) (Comisario(s)) shall continue to discharge the same duties and shall maintain, with respect to the liquidator or liquidators, the identical relation maintained with respect to the Company’s Board of Directors.

Until the appointment of the liquidator or liquidators is recorded with the Public Registry of Commerce of the corporate domicile, and they have begun to discharge their duties, the Board of Directors shall continue to perform its functions, but it shall not initiate new operations.

Chapter IX

Applicable Law

Article Forty-Second. In all matters not provided for expressly in these By-laws, the provisions of the General Law of Commercial Organizations shall govern.

Annex A-2

Amended and Restated Bylaws of Mexico Holdings

AMENDED & RESTATED BYLAWS

Holdsat México, S.A. de C.V.1

(“Company”)3

Chapter I

Name, Purpose, Domicile, Nationality and Duration

Article First. Name. The corporate name of the Company is “Holdsat”. Such name shall be followed by the words “Sociedad Anónima Promotora de Inversión de Capital Variable” or its abbreviation “S.A.P.I. de C.V.”.

Article Second. Purpose. The corporate purpose of the Company shall be:

1. The installation, operation, control and exploitation of artificial satellites, through the occupation and exploitation of geostationary orbital slots and satellite orbits assigned to the United Mexican States (“Mexico”), and/or abroad with their correspondent frequency bands and emission rights and signal reception under the terms of the Federal Telecommunications Law and pursuant to the concessions and permits granted to the Company by the Mexican Government and/or by any other foreign government;

2. The construction, operation and exploitation of control centers associated to its satellite system;

3. The rendering of all type of national and international telecommunication satellite services including, without limitation, the rendering of television (including the television direct diffusion services (DTH/DBS)), telephone and data signal conduction and distribution, among others that are technically viable, in accordance with the authorizations, concessions, permits, licenses and any other document that is necessary to obtain for the rendering of such services;

4. The exploitation of rights on transmission and reception of signals from frequency bands associated with foreign satellite systems, granted through a concession issued, as the case may be, by the corresponding authority;

5. The rendering of services to persons that do not have a public telecommunication networks concession, provided that such services are rendered through affiliates or subsidiaries that have a public telecommunication network concession or a permit to act as a broker of telecommunication services;

6. The performance of other activities or the rendering of other services related with the telecommunication industry;

7. In the cases under sections 1 to 6 above, the Company shall obtain the concessions, permits or registrations required to render the services or perform the activities related to its corporate purpose, and shall comply with all applicable legal provisions;

[3]	These bylaws will become effective immediately prior to Closing, when all of the conditions to the SPA have been satisfied or waived by the relevant party, other than the condition relating to the effectiveness of these bylaws.

8. Participate as partner, shareholder or investor in any kind of entities, including, corporations, companies and businesses, Mexican and/or foreign, including the purchasing, selling, subscribing, owning, encumbering, disposing, bartering, auctioning and/or transacting under any title with any kind of shares, quotas and participations in any of such entities as necessary and appropriate for the performance of the corporate purpose;

9. Acquire, under any legal title, shares, interests, participations or equity interests of any type of commercial or civil corporations, Mexican and/or foreign, as well as to transfer, dispose and negotiate such shares, interests, participations and equity interests, including any other negotiable instruments;

10. Carry out all kind of commercial or civil endeavors, commissions, distributorships, sales representations and/or mediations and act as agent of individuals and companies, Mexican and foreign, as necessary or appropriate in order for the Company to be able to perform its corporate purposes;

11. Establish and operate any kind of business in any places, including but not limited to, offices, warehouses, distribution centers and stores in the United Mexican States Mexico or abroad, as necessary and appropriate for the performance of its corporate purpose;

12. Acquire, own, lease, sublease, grant and receive free leases (comodato) and exploit any kind of real estate, as well as any kind of personal property or goods as necessary and appropriate for the performance of the corporate purpose of the Company;

13. Obtain and grant licenses, to use and exploit through any legal title, all kinds of concessions, permits, licenses, franchises and authorizations regarding technology and technical assistance, patents, utility models registrations, industrial designs, trademarks, names of origin, notices and commercials names, as necessary or appropriate for the carrying out of the corporate purpose of the Company;

14. Receive from other persons, as well as to render or furnish to other persons, any services or advice necessary for the fulfillment of their respective corporate purposes or interests such as, among others, managerial, financial, treasury, audit, marketing, balance and budget preparation, program and manual elaboration, operation result analysis, productivity information and possible finance evaluation, preparation of capital availability related studies, technical assistance, advice or consulting services;

15. Obtain, acquire, develop, market, improve, use, grant and receive licenses, or dispose under any legal title of all type of patents, brands, certificates of invention, trademarks, profit models, industrial designs, industrial secrets and any other industrial property rights, as well as copyrights, option rights thereof and first refusal rights, in Mexico or abroad;

16. Obtain all kinds of loans or credits, issue debentures, bonds, commercial paper and any other negotiable instrument or similar instrument, with or without the grant of specific security interest in property through pledge, mortgage, trust or under any other legal title, as well as to grant any type of financing or loan to commercial or civil corporations, companies and entities with which the Company has a business relationship or equity participation, receiving or not specific collateral in property or personal security;

17. Grant all kinds of personal guaranties, security interests and act as joint obligor of obligations of other corporations, associations and entities in which the Company has an equity interest or participation or has a business relationship;

18. Subscribe, issue, endorse, accept, and secure any kind of negotiable instruments;

19. Perform, supervise or contract, by itself or through third parties, all type of constructions, edifications, real estate development, urban developments, buildings or office or establishment installations;

20. Perform, directly or through third parties, training and development programs, as well as investigation works;

21. Grant or enter into a lease or gratuitous bailment; acquire, possess, exchange, transfer, sell, dispose or encumber the property or possession of all type of assets, as well as other property or personal rights over them, necessary or advisable for its corporate purpose or for the operations or corporate purposes of the commercial and civil corporations, associations and entities in which the Company has any equity interest or participation of any kind;

22. Act as commission agent, mediator, representative, distributor or intermediary of any person or corporation; and

23. In general, execute and perform all acts, agreements and operations, accessory or incidental, which may be necessary or advisable for the performance of the aforementioned activities and its corporate purpose.

Article Third. Domicile. The domicile of the Company is the Federal District, Mexico; however, the Company may establish offices, agencies and/or branches elsewhere within or outside Mexico, and appoint or submit to conventional domiciles, without the Company’s domicile being changed thereby.

Article Fourth. Nationality. The Company is of Mexican nationality. Any foreigner who upon incorporation or thereafter acquires an interest or participation in the Company shall, by that mere fact, be considered a Mexican with respect to the shares or rights that it acquires from the Company; the goods, concession rights, participations or interests of which the Company is the holder; and of the rights and obligations derived from agreements in which the Company is a party, and it shall be understood that it agrees not to invoke the protection of his Government, under the penalty, in the contrary case, of forfeiting the rights or assets it may have acquired in favor of the Mexican nation.

Article Fifth. Duration. The duration of the Company is of 99 (ninety nine) years from the date of incorporation, provided that such term may be extended by resolution of the General Extraordinary Shareholders’ Meeting as set forth herein.

Chapter II

Corporate Capital and Shares

Article Sixth. Corporate Capital. The corporate capital shall be variable. The minimum fixed portion of the corporate capital, is the amount of $50,000.00 (fifty thousand pesos 00/100 Mexican currency), and is represented by common, nominative Class I shares, without par value, all of which are fully subscribed and paid. The variable portion of the corporate capital stock shall be for an unlimited amount and shall be represented by common, nominative Class II shares, without par value. Unless otherwise specifically set forth in these by-laws each share shall entitle its the holder thereof to cast one vote at Shareholders Meetings.

Article Seventh. Shares. The shares representative of the capital stock of the Company may be freely subscribed or acquired in ownership by any individual or company, including foreign investors.

The Extraordinary Shareholders Meeting may resolve to issue series of shares, which may grant to their holders the rights and/or obligations determined by such Extraordinary Shareholders Meeting.

All shares shall, confer equal rights and obligations to their holders (except from those that could be issued by resolution of the Extraordinary Shareholders Meeting in terms of the aforementioned paragraph). The Corporation shall not issue non-voting shares

Article Eighth. Registry Book of Nominative Shares. The Company shall maintain a Shares Registry Book which shall set forth the name, nationality and address of each of the Company’s shareholders, the number, Class and Series of shares owned by each, any transfers thereof and all other requirements set forth in Article 128 of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles).

The Company shall consider as legitimate shareholders only those persons who appear recorded as such in the Shares Registry Book in terms of Article 129 of the General Law of Commercial Organizations.

The Shares Registry Book shall be closed during the periods comprised from the third business day prior to holding any Shareholders’ Meeting, up to and including the date when the Shareholders’ Meeting is held, and therefore, during any such periods, no entry into such Shares Registry Book shall be made.

Article Ninth. Share Certificates. The shares representative of the capital stock of the Company are indivisible and shall be represented by provisional or definitive share certificates, representing one or more shares. Provisional or definitive share certificates shall be issued pursuant to the requirements of Articles 111, 125, 126, and other applicable provisions of the

General Law of Commercial Organizations. Provisional or definitive share certificates; they shall be numbered progressively within each Class and Series, and shall be signed by two Directors of the Board of Directors, and in the event of definitive share certificates they shall have attached thereto coupons duly numbered.

Articles Seventh, Tenth and Eleventh of these By-laws shall be transcribed verbatim in all definitive and provisional share certificates.

In the event of loss, destruction or theft of one or more provisional or definitive share certificates, the procedure provided in Article 44 and subsequent provisions of the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito) shall be followed. Thereafter, the Company, pursuant to a written request made by the interested shareholder, may replace the lost, destroyed or stolen provisional or definitive share certificate(s), on the understanding that the provisional or definitive share certificates shall be issued only in the name of the individual or entity that is recorded as owner of the shares in the Shares Registry Book of the Company.

Article Tenth. Increases and Decreases of the Corporate Capital. The corporate capital of the Company may be increased or decreased pursuant to the following rules:

1. Increases. Subject to the provisions of paragraph 2 below, the General Extraordinary Shareholders’ Meeting shall discuss and resolve any increases to the corporate capital of the Company, whether in the minimum fixed (Class I shares) or variable portion (Class II shares), and the manner and terms in which the issuance, subscription and payment of shares is to be made. Any increase in the fixed portion of the corporate capital shall require an amendment of Article Sixth of these By-laws. In the event of an increase of the variable portion of the corporate capital, it will not be necessary to notarize or register the minutes of the corresponding Meeting.

Increases of the corporate capital shall be recorded in the Capital Variations Book which shall be maintained by the Company in accordance with the provisions of the General Law of Commercial Organizations.

In the case of an increase of the corporate capital, the shareholders shall have a preemptive right to subscribe for the shares issued as a result thereof, in proportion to the number of shares held by each shareholder at that time pursuant to the provisions of Article 132 of the General Law of Commercial Organizations. The shareholders shall exercise such right within a period of 15 (fifteen) calendar days following the date of publication of the corresponding notice to the shareholders in the Official Gazette of the Federation (Diario Oficial de la Federación) and in one of the newspapers with the greatest circulation in the corporate domicile of the Company; provided, however, that if at the corresponding Shareholders’ Meeting, the shareholders representing all of the share capital of the Company are present or duly represented, the publication of the aforementioned notice will not be necessary and, therefore, the 15 (fifteen) calendar-day period will commence from the date of the corresponding Meeting.

Considering that the shares of the Company do not have par value, it will not be necessary to issue new share certificates shall be issued, if applicable, as a result of an increase of the corporate capital for capitalization of premiums on shares, capitalization of withheld profits or capitalization of reserves for valuation or revaluation, as unless so required by the General Extraordinary Shareholders’ Meeting approving the relevant increase or as required pursuant to the provisions of Article 210-Bis of the General Law of Negotiable Instruments and Credit Operations.

No new shares may be issued until all the shares issued theretofore shall have been fully subscribed and paid.

3. Decreases. The General Extraordinary Shareholders’ Meeting shall discuss and resolve decreases to the corporate capital of the Company, whether in the minimum fixed (Class I shares) or variable portion (Class II shares). Any decrease in the minimum fixed portion of the corporate capital shall require an amendment of Article Sixth of these By-laws. In the case of a decrease in variable portion of the corporate capital, it will not be necessary to notarize or register the minutes of the corresponding Meeting.

Decreases of the corporate capital shall be recorded in the Book of Capital Variations which shall be maintained by the Company in accordance with the provisions of the General Law of Commercial Organizations

The corporate capital of the Company may be decreased to absorb losses, reimburse shareholders of their equity contributions, to release shareholders from payments not effected or upon exercise of the separation rights of the shareholders provided in Article 206 of the General Law of Commercial Organizations.

In the event of a decrease in the minimum fixed portion of the corporate capital the provisions of Article 9 of the General Law of Commercial Organizations shall be followed, unless the relevant decrease is made through the absorption of losses.

In no event may the corporate capital be decreased to less than the minimum required by law.

Article Eleventh. Transfer of Shares.

The shareholder(s) of the Company shall not sell, transfer, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise, including as a result of a merger, acquisition or other transaction that results, directly or indirectly, in a change of control (each a “Transfer”), any of the shares owned by the respective Shareholders, except when such Transfer does not trigger a breach by the Company, or its subsidiaries, to any of its contractual obligations under debt instruments issued by the Company or any other agreement or instrument entered into by the shareholders of the Company and any third party. Any attempt to Transfer any shares issued by the Corporation in violation of this Clause shall be null and void and the Secretary of the Company shall refuse to register any such Transfer in the Shares Registry Book of the Company. Any permitted transferees pursuant to clauses (i)

and (ii) above would be required to join any shareholders’ (or similar) agreement entered into by the shareholders of the Company, if any, to effectuate the terms described herein and be subject to the same terms and conditions as the transferring shareholder.

Chapter III

Shareholders’ Meetings

Article Twelfth. Authority. The Shareholders’ Meeting shall be the supreme authority of the Company and shall have the broadest powers to determine and ratify all kinds of acts and operations of the Company. Resolutions taken by the Shareholders’ Meeting shall be carried out by the persons designated by it, and such resolutions shall bind all shareholders, even those absent from the Shareholders’ Meeting or casting a dissenting vote thereat. In any case, dissenting shareholders shall have all the rights of opposition conferred upon them under the General Law of Commercial Organizations.

Article Thirteenth. Ordinary, Extraordinary and Special Meetings. Shareholders’ Meetings shall be General Ordinary and Extraordinary, or Special.

1. A General Ordinary Shareholders’ Meeting shall be held within 4 (four) months following the end of each of the Company’s fiscal years to consider the following matters:

a. Discuss, approve or amend the report rendered by the Board of Directors pursuant to the provisions of Article 172 of the General Law of Commercial Organizations, taking into consideration the report of the Statutory Auditor(s) (Comisario);

b. Discuss, approve or amend the annual report rendered by the Audit and Compensations Committees, if any;

c.	If necessary, appoint the members of the Board of Directors and Statutory Auditor(s) and their respective alternates; and

d. Determine the compensations payable to the members of the Board of Directors, the Statutory Auditor(s) and their respective alternates, if any, taking into account the proposal of the Compensations Committee, if any.

2. General Ordinary Shareholders’ Meetings may be convened at any time to discuss any matter not reserved to the General Extraordinary Shareholders’ Meeting pursuant to Article 182 of the General Law of Commercial Organizations or these By-laws.

3. Matters reserved to the General Extraordinary Shareholders’ Meetings are:

a. Extension of the duration of the Company;

b. Voluntary dissolution and liquidation of the Company;

c. Increases and decreases of the corporate capital of the Company;

d. Change in the purpose of the Company;

e. Change of the Company’s nationality or any re-incorporation or alteration in the nationality of the Company (including without limitation by domestication in any other jurisdiction);

f. Transformation of the Company;

g. Merger of the Company with another entity;

h. Spin-off of the Company;

i. Issuance of preferred stock or any special series or sub-series of stock;

j. Redemption by the Company of its own shares and issuance of acciones de goce;

k. Issuance of bonds;

l. Any amendment to the By-laws of the Company;

m. declaration of dividends or distributions to shareholders or redemption of stock or other equity securities; and

n. Any other matters for which applicable Mexican laws or these By-laws require it specifically.

4. Shareholders’ Meetings called to discuss any matter affecting only one series of shares in particular shall be special.

Article Fourteenth. Calls for Shareholder Meetings. Shareholders’ Meetings shall be held at the corporate domicile of the Company, except in case of acts of God or force majeure. Both General Ordinary and Extraordinary Shareholders’ Meetings shall be held whenever they are called by (i) the Board of Directors, (ii) the Secretary of the Board of Directors, (iii) two members of the Board of Directors, or (iv) any Statutory Auditor of the Company.

Any shareholder or group of shareholders holding at least 33% (thirty three percent) of the outstanding shares of the Company having a right to vote on the relevant matter(s) may request in writing at any time to the Board of Directors or the Statutory Auditor(s) to call a Shareholders’ Meeting to discuss the matter(s) specified in the relevant request. Any shareholder shall have the same right in any of the cases provided for in Article 185 of the General Law of Commercial Organizations. If (i) the Board of Directors, (ii) the Secretary of the Board of Directors, (iii) two members of the Board of Directors, or (iv) any Statutory Auditor of the Company, as the case may be, refuses to make the call or otherwise fails to make such call within 15 (fifteen) calendar days after receipt of the relevant request, the shareholder requesting the call shall have the power to request the competent judicial authority of the corporate domicile to make such call pursuant to the provisions of Article 184 of the General Law of Commercial Organizations.

The calls for both General Ordinary and Extraordinary Shareholders’ Meetings shall be signed by the person making the call in the understanding that, if made by the Board of Directors, it shall suffice to have the signature of its Secretary (or its alternate, if any). Calls shall specify the place, date and hour of the Shareholders’ Meeting, shall include the agenda, shall clarify if it is held pursuant to first or subsequent call, and shall be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and in one of the daily newspapers of greatest circulation in the corporate domicile, at least 15 (fifteen) calendar days before the date scheduled for the Meeting. Shareholders’ Meetings may be validly held without the need of a prior call or publication whenever all the shares having a right to vote on the relevant matter are present or represented thereat.

Article Fifteenth. Quorum Requirements. (a) General Ordinary Shareholders’ Meetings shall be regarded as legally convened pursuant to a first or subsequent call when a simple majority of the shares representing the capital stock of the Company having a right to vote on the relevant matter are present or duly represented thereat. Resolutions taken at General Ordinary Shareholders’ Meetings shall be valid when adopted by the favorable vote of at least the majority of the shares represented at the meeting.

(b) General Extraordinary Shareholders’ Meetings shall be regarded as legally convened pursuant to a first call when at least 75% (seventy five percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat. General Extraordinary Shareholders’ Meetings held pursuant to a second or subsequent call shall be regarded as legally convened if 55% (fifty five percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat. Subject to the provisions of paragraph (c) below, resolutions taken at General Extraordinary Shareholders’ Meetings shall be valid when taken by the favorable vote of at least the majority of the shares represented at the meeting.

Article Sixteenth. Admission to Shareholders’ Meetings. Only those shareholders recorded in the Shares Registry Book of the Company shall be admitted at Shareholders’ Meetings.

Shareholders may be represented at Shareholders’ Meetings by one or more persons appointed by means of a proxy letter, signed before two witnesses, or having sufficient authority pursuant to a power of attorney granted in accordance with applicable law. The members of the Board of Directors and the Statutory Auditor shall not represent the shareholders at Shareholders’ Meetings.

Shareholders that, in addition to having complied with the requirements for the deposit or delivery of their shares specified in the relevant summon to the Shareholders’ Meeting, are registered as such in the stock registry kept by the Company in terms of these By-laws, will be admitted to the Shareholders’ Meeting.

Article Seventeenth. Chairman and Secretary; Tellers. The Chairman of the Board of Directors shall preside over Shareholders’ Meetings. The Secretary of the Board of Directors shall act as the Secretary in Shareholders’ Meetings. In the absence of any of these persons, the Shareholders’ Meeting shall designate, by majority of votes of those shareholders present or duly represented thereat, the persons who are to act as Chairman and Secretary, respectively, of the corresponding Shareholders’ Meeting.

One Teller (escrutador) shall be appointed by such Shareholders’ Meeting from among those present thereat to certify the number of shareholders present at the Shareholders’ Meeting.

Article Eighteenth. Minutes. Minutes of all Shareholders’ Meetings shall be prepared, including those not convened for lack of quorum, and entered in the Shareholders’ Meetings Minute Book of the Company. Minutes of Shareholders’ Meetings shall be signed by those persons who acted as Chairman and Secretary thereof, and also by the Statutory Auditor(s) attending, if any. There shall be attached to the file of the minutes of all Shareholders’ Meetings, as the case may be, copies of the publications containing the call(s), any documents submitted to the Shareholders’ Meeting and an Attendance List duly signed by those shareholders present or duly represented thereat and by the Teller. Whenever for any reason the minutes of a Shareholders’ Meeting cannot be entered in the Shareholders’ Meetings Minute Book of the Company, such minutes shall be notarized.

Except in the event of resolutions related to an increase in, or decrease of, the variable portion of the corporate capital referred to in Article Tenth of these By-laws, the Minutes of all General Extraordinary Shareholders’ Meetings shall always be notarized and recorded in the Public Registry of Commerce of the corporate domicile.

Article Nineteenth. Unanimous Written Resolutions. Notwithstanding anything to the contrary set forth in these By-laws, resolutions by the shareholders may be validly taken without the need of holding a formal meeting, provided that the relevant resolutions are taken by unanimous written consent of all the shareholders entitled to vote on the relevant matter. Resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences than resolutions taken at duly convened and held Shareholders’ Meetings. Whenever the resolutions of the shareholders are taken by means of their unanimous written consent, no call or any other formality shall be necessary, other than the signature of all the shareholders entitled to vote in the relevant matter (or their duly appointed representatives) on the document evidencing the adoption of the relevant resolutions. All those documents shall be attached to the minutes of the resolutions and the resolutions themselves shall be recorded in the Shareholders Meetings Minute Book.

Chapter IV

Management of the Company

Article Twentieth. Board of Directors. The management of the Company shall be entrusted to a Board of Directors comprised of [▲] ([▲])4 members, and their corresponding alternates, appointed by the General Ordinary Shareholders’ Meeting. Alternates may so act for one or more principal members of the Board of Directors.

The shareholders will have the right to remove and replace Directors at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions.

The members of the Board of Directors and their alternates, as the case may be, shall hold office for such period as the General Ordinary Shareholders’ Meeting shall determine, subject to earlier removal by the holder or holders of series of shares that appointed them, and may be reelected as many times as deemed advisable, but in any event shall hold office until their successors have been appointed and have taken office (subject to earlier removal). Their compensation shall be determined by the General Ordinary Shareholders’ Meeting, taking into account the proposal of the Compensation Committee, if any.

Unless otherwise determined by the General Ordinary Shareholders’ Meeting that appoints them, the members of the Board of Directors and their alternates shall secure the performance of their duties with a guaranty for the amount proposed by the Compensation Committee, ratified by the General Ordinary Shareholders’ Meeting approving their appointment.

Article Twenty-First. Chairman and Secretary. The Chairman, the Secretary and alternate Secretary, if any, of the Board of Directors shall be appointed at each Annual General Ordinary Shareholders’ Meeting among any of the Directors.

Article Twenty-Second. Board Meetings. The Board of Directors shall meet whenever duly called, but shall meet at least 4 (four) times a year. Meetings of the Board of Directors shall take place at the corporate domicile or at any other place within Mexico or abroad as determined in the relevant call.

If the Chairman is absent at the meeting, the same shall be presided over by the director appointed by majority vote of the present members, either physically or via telephone. If the Secretary or his alternate, if any, should be absent from the Meeting, then the person appointed by majority vote of the present members of the Board shall act as such.

Article Twenty-Third. Calls. Calls to meetings of the Board of Directors shall be made in writing by (i) the Chairman of the Board, (ii) the Secretary of the Board, or (iii) two members of the Board of Directors, but, in any event, shall be signed by the person(s) making the call. Calls shall be physically delivered to each of the principal members of the Board of Directors, at such address previously provided by such member in writing to the Secretary of the Board of Directors of the Company from time to time, at least 7 (seven) business days prior to the date fixed for the relevant meeting. Calls shall specify the place, date and hour of the meeting, shall include the agenda and shall clarify if it is held pursuant to first or subsequent call. Calls shall not be necessary if all the members of the Board of Directors, or their alternates, are present at the meeting, either physically, via telephone, telephone conference or videoconference.

[4]	TBD – Eutelsat, please confirm.

Article Twenty-Fourth. Minutes. Minutes of all meetings of the Board of Directors shall be prepared, including those not convened for lack of quorum, and entered in the Board of Directors’ Meetings Minute Book of the Company. Minutes of meetings of the Board of Directors shall be signed by those persons who acted as Chairman and Secretary thereof, and also by the Statutory Auditor(s) attending, if any, either physically or via telephone. There shall be attached to the file of the minutes of all meetings of the Board of Directors, as the case may be, evidence of delivery of the call to its members, any documents submitted to the Board of Directors and an Attendance List duly signed by those members present thereat, either physically, via telephone, telephone conference or videoconference. Whenever for any reason the minutes of a meeting of the Board of Directors cannot be entered in the Board of Directors’ Meetings Minute Book, such minutes shall be notarized.

The copies or certificates of the minutes of Board of Directors Meetings and shareholders meetings, as well as the entries contained in the corporate books and records and, in general, of any document in the file of the Company, may be authorized and certified by the Secretary of the Board of Directors or his alternate, if any.

Article Twenty-Fifth. Quorum Requirements. Meetings of the Board of Directors shall be regarded as legally convened pursuant to a first call when the majority of its members are present, either physically, via telephone, telephone conference or videoconference at the meeting. In the case of a second or subsequent call, meetings of the Board of Directors shall be regarded as legally convened with the presence of the majority of its members, either physically, via telephone, telephone conference or videoconference. Resolutions taken at meetings of the Board of Directors shall be valid if approved by the affirmative vote of the majority of the members present at the meeting, either physically, via telephone, telephone conference or videoconference.

Article Twenty-Sixth. Unanimous Written Resolutions. Notwithstanding anything to the contrary set forth in these By-laws, resolutions by the Board of Directors may be validly taken without the need of holding a formal meeting, provided that the relevant resolutions are taken by unanimous written consent of all the members of the Board of Directors. Resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences as resolutions taken at formal meetings of the Board of Directors. Whenever the resolutions of the Board of Directors are taken by unanimous written consent of its members, no call or any other formality shall be necessary, other than the signature of all, and not less than all of, the members of the Board of Directors of a document evidencing the adoption of the relevant resolutions, which shall be entered in the Board of Directors’ Meetings Minute Book of the Company, and certified by the Secretary of the Board.

Article Twenty-Seventh. Authority. The Board of Directors shall have the legal representation of the Company and, therefore, in addition to the powers and authorities specified elsewhere in these By-laws or under applicable law, shall have the following powers and authorities:

1. The authority for lawsuits and collections granted with all the general powers and the special powers that require a special clause in accordance with the law. Consequently, it is conferred without limitation pursuant to the provisions of the first paragraph of Article 2,554 and of Article 2,587 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, being consequently, empowered to promote or withdraw from amparo proceedings; to file criminal denunciations or withdrawing therefrom; become the assistant to the Public Prosecutor and grant pardons, if appropriate in accordance with the Law; to compromise, to submit to arbitration; to prepare and answer depositions; to challenge judges, receive payments and carry out all acts expressly determined by the law, including representing the Company before criminal, civil, administrative and labor courts and authorities.

2. The authority for acts of administration in accordance with the provisions of the second paragraph of Article 2,554 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, to carry out the corporate purpose of the Company.

3. A general power for lawsuits and collections for labor matters, in accordance with the provisions of Articles 2,554 and 2,587 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, so that in an enunciative and not limitative manner, the Board may represent the Company before local or federal authorities and courts, particularly before Boards of Conciliation and Boards of Conciliation and Arbitration, as well as before the Ministry of Labor and any other labor authorities and administrative, criminal and civil courts, being expressly authorized to participate in proceedings in connection with labor claims and ‘amparo’ proceedings, to make, settle and answer depositions and carry out all necessary acts as the legal representative of the Company.

4. General power of attorney for acts of administration for labor matters as established by Articles 692, 786, 866 and other applicable provisions, as well as by Article 870 of the Federal Labor Law, to appear before labor authorities for labor matters where the Company may be a party or a third interested party, both at the initial or at any other subsequent stages, expressly excluding the authority to formulate and answer depositions.

5. The authority for acts of ownership, in accordance with the provisions of the third paragraph of Article 2,554 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico.

6. Power to issue, endorse and subscribe credit instruments on terms of Article 9 of the General Law of Negotiable Instruments and Credit Operations.

7. Power to open and operate bank and investing accounts on the name of the Company, draw against them and appoint persons to draw against the same.

8. Power to monitor the compliance by the Company with the corporate practices established by the General Law of Commercial Organizations or any legal statute substituting same, as well as by these By-laws and protection of the minorities rights established thereby.

9. Power to carry out the resolutions adopted at shareholders meetings.

10. Power to grant general or special powers of attorney in terms of this Article, with or without authority for delegating, as well as to revoke any powers granted.

11. Power to establish special committees deemed necessary for the development of the transactions of the Company, establishing the authority and obligations of such committees; provided that such committees shall not have any authorities which, in accordance with the Law or these By-laws, correspond exclusively to the General Shareholders Meeting or to the Board of Directors.

12. Power to approve the annual budget and business plan of the Company and its subsidiaries.

13. The power to appoint officers of the Company to manage the day-to-day business affairs including, to appoint the Chief Executive Officer and the Chief Financial Officer as provided in Article Twenty-Eighth, and other officers as may be necessary or advisable.

14. Appointment of the members of the Audit and Compensation Committees and their alternates, as provided in Article Twenty-Ninth.

15. In general, power for carrying out all acts authorized by these By-laws or which may be the consequence of same.

Article Twenty-Eighth. Officers. The Chief Executive Officer, Chief Financial Officer (or equivalent) and the Chief Operating Officer (or equivalent) of the Company, if any, shall be appointed by the Board of Directors from a list of nominees submitted by the majority of the Directors.

Chapter V

Audit and Compensations Committees

Article Twenty-Ninth. The Committees. The Company might have an Audit Committee and a Compensations Committee, as might be determined by the Board of Directors.

The members of the Audit and Compensations Committees, if any, will hold office for 1 (one) year or until the persons designated to replace them take office. The Chairman and Secretary shall be appointed by the majority vote of its members, and the Chairman shall have no casting vote in the event of a tie. The Secretary may act as such without being a member of the corresponding Committee.

Article Thirtieth. Audit Committee. The Audit Committee, if so appointed by the Board of Directors, shall have the following powers, authorities and obligations:

1. Be directly responsible for the appointment, compensation and oversight of the work of the public accounting firm of the Company;

2. Establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

3. Engage independent counsel and other advisors as it deems necessary to perform its duties and request the Company to provide appropriate funding for the payment of compensation to such counsel and advisors;

4. Be directly responsible for the oversight of the compliance by the members of the Board of Directors and the first level officers of the Company and its subsidiaries of the provisions of these By-laws, the By-laws of any subsidiaries, applicable law and any guidelines issued in connection herewith or therewith;

5. Be directly responsible for the oversight of the compliance of the corporate practices set forth in these By-laws and the By-laws of any subsidiaries of the Company, and the protection of the minority rights herein or therein established;

6. Submit recommendations to the General Shareholders Meeting or to the Board of Directors, as applicable, with respect to the removal of members of the Board of Directors, Statutory Auditor(s) and officers of the Company and its subsidiaries for any violations to the provisions of applicable law, these By-laws, the By-laws of any subsidiaries, any guidelines issued in connection herewith or therewith, the corporate practices and minority rights protection provisions set forth herein or therein, or otherwise as it deems appropriate;

7. Approve internal control regulations and administrative procedures of the Company and its subsidiaries;

8. Be directly responsible for the oversight of transactions by the Company or its subsidiaries with Affiliates, and assure that such transactions follow market conditions and healthy business practices;

9. Submit a report on its activities to the annual General Ordinary Shareholders Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and

10. Request from the Board of Directors and from the first level officers of the Company and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders Meeting and to the Board of Directors.

Article Thirty-First. Compensation Committee. The Compensation Committee, if so appointed by the Board of Directors, shall have the following powers and authorities:

1. Provide the Board of Directors with the necessary recommendations in connection with the incentive and recruiting program for officers of the Company;

2. Propose to the Shareholders’ Meeting or to the Board of Directors, as the case may be, the compensation for the members of the Board of Directors, the Statutory Auditor(s) and officers of the Company;

3. Carry out consultations with expert third parties in aid of compensation, in order to adopt any decisions that may be required;

4. Submit a report on its activities to the annual General Ordinary Shareholders Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and

5. Request from the Board of Directors and from the first level officers of the Company and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders Meeting and to the Board of Directors.

Chapter VI

Surveillance of the Company

Article Thirty-Second. Statutory Auditors. The surveillance of the Company shall be entrusted to one or more Statutory Auditors, appointed by the General Shareholders Meeting. The Statutory Auditor may have alternates appointed by the shareholders meeting. The Statutory Auditors may or may not be shareholders, may be reelected and shall perform as such until the person or persons appointed to substitute them take office.

Article Thirty-Third. Authority. The Statutory Auditor shall have the authority and obligations provided for in Articles 166 and 169 of the General Law of Commercial Organizations.

Chapter VII

Fiscal Years; Financial Information; Profit and Loss

Article Thirty-Fourth. Fiscal Years. The Company’s fiscal years shall never exceed 12 (twelve) months and will run from January 1 through December 31 of each year, with the exception of the first fiscal year which will run from the date of incorporation of the Company until December 31 of that same year.

Article Thirty-Fifth. Report of the Board of Directors. At the end of each fiscal year, the Board of Directors shall be responsible for ensuring that the information required by Article 172 of the General Law of Commercial Organizations shall be prepared for its presentation to the General Ordinary Shareholders’ Meeting and the procedures prescribed in Articles 173 and 177 of said Law are followed.

Article Thirty-Sixth. Profits. Any net profits realized in each fiscal year after the Company’s balance sheet and financial statements are approved by the General Ordinary Shareholders’ Meeting shall be applied, as follows:

1.	A minimum of 5% (five percent) shall be set aside as a reserve fund pursuant to Article 20 of the General Law of Commercial Organizations, until such fund is equal to one-fifth of the Company’s capital stock;

2.	The amount considered necessary to constitute the reserve funds necessary or advisable shall also be set aside; and

3.	The remaining profits, if any, may be distributed as dividends to the shareholders of the Company as determined by a duly convened and held General Extraordinary Shareholders’ Meeting.

Article Thirty-Seventh. Founding Shareholders. The founding shareholders do not reserve for themselves any special participation in the profits of the Company.

Article Thirty-Eighth. Losses. Should there exist any losses, the shareholders shall bear them in proportion to the number of their shares, and said liability shall be limited only to the amount of their capital contributions.

Chapter VIII

Dissolution and Liquidation

Article Thirty-Ninth. Dissolution. The Company shall be dissolved:

1.	Due to expiration of the term fixed in these By-laws;

2.	Due to the impossibility of achieving its principal purpose;

3.	By resolution adopted at a General Extraordinary Shareholders’ Meeting taken in accordance with these By-laws;

4.	If the number of shareholders shall be less than 2 (two);

5.	Due to the loss of two-thirds of its corporate capital; and

6.	In any other case provided by applicable Mexican laws.

Article Fortieth. Liquidation. Upon dissolution, the Company shall be placed in liquidation. For that purpose, the shareholders at the same General Extraordinary Shareholders’ Meeting in which the dissolution is determined or recognized, shall appoint a liquidator or liquidators, specify the powers of such liquidator or liquidators, the compensation due them, set the period for performance of their duties and establish the general basis of their actions.

Article Forty-First. Shareholders Meetings. During the period of liquidation, Shareholders’ Meetings shall be convened and held as provided for in these By-laws. The Company’s liquidator or liquidators shall assume the functions vested in the Board of Directors during the normal life of the Company, with the special requirements imposed by the state of liquidation. The Company’s Statutory Auditor(s) (Comisario(s)) shall continue to discharge the same duties and shall maintain, with respect to the liquidator or liquidators, the identical relation maintained with respect to the Company’s Board of Directors.

Until the appointment of the liquidator or liquidators is recorded with the Public Registry of Commerce of the corporate domicile, and they have begun to discharge their duties, the Board of Directors shall continue to perform its functions, but it shall not initiate new operations.

Chapter IX

Applicable Law

Article Forty-Second. In all matters not provided for expressly in these By-laws, the provisions of the Mexican Securities Market Law (Ley del Mercado de Valores) and the General Law of Commercial Organizations shall govern.

Annex B-1

Ownership of Company’s shares after

effectiveness of Amended and Restated Bylaws

Shareholder	Share Ownership

Mexico Holdings	50,000 common, nominative Class I shares, no par value.

6,580,000 common, nominative Class II shares, no par value.

Dutchco	123,240,990 common, nominative Class II shares, no par value.

EJA	21,561 common, nominative Class II shares, no par value.

SBS	79,044 common, nominative Class II shares, no par value.

Treasury Shares	28,405 common, nominative Class II shares, no par value.

TOTAL	130,000,000 common nominative shares, no par value.

Annex B-2

Ownership of Mexico Holdings’ shares after

effectiveness of Amended and Restated Bylaws

Shareholder	Share Ownership

Intenal	24,500 common, nominative Class I shares, no par value.

51,052,990 common, nominative Class II shares, no par value.

Orantes	1000 common, nominative Class I shares, no par value.

2,083,795 common, nominative Class II shares, no par value.

Dutchco	24,500 common, nominative Class I shares, no par value.

51,052,990 common, nominative Class II shares, no par value.

TOTAL	104,239,775 common nominative shares, no par value.